05009544

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ESCADA AG

*CURRENT ADDRESS Margaretha-Ley-Ring 1
85609 Ascheim / Munich

**FORMER NAME

PROCESSED
JUL 11 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34894 FISCAL YEAR 10/31/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 7/8/05

ESCADA GROUP

FISCAL YEAR 2003/2004 AND FUTURE PROSPECTS

ESCADA GROUP

FISCAL YEAR 2003/2004 AND FUTURE PROSPECTS

ESCADA GROUP AT A GLANCE AS OF OCTOBER 31

in million euros

Fiscal year	**2003/2004**	2002/2003	2001/2002
Consolidated accounts per	IFRS/IAS	IFRS/IAS	IFRS/IAS
Consolidated sales	**625.5**	620.8	772.9
Sales, Germany	169.1	170.3	205.7
Sales, Other countries	456.4	450.5	567.2
Sales, ESCADA[1]	412.7	410.1	469.8
Personnel expenses	148.2	159.4	185.8
Other operating expenses	208.7	243.0	276.7
Earnings before depreciation and amortization (EBITDA)	**47.3**	8.4	55.1
EBITDA from ESCADA[1]	35.5	15.1	42.4
EBIT before restructuring	25.2	-19.6	25.1
EBIT from ESCADA[1]	18.0	-5.4	22.4
Profit/loss before taxes	6.5	-109.9	8.3
Consolidated net profit/loss (after minority interests)	**3.8**	-77.7	4.4
Investments in tangible and intangible assets	18.6	22.6	22.5
Depreciation and amortization	22.1	28.0	30.0
Number of employees (as of reporting date)	3,886	4,167	4,630
Inventories	124.8	134.4	151.8
Total assets	452.0	438.1	491.1
Total assets, ESCADA[1]	344.0	338.6	385.8
Net debt	**208.7**	190.0	264.7
Gross profit margin (%)	60.6	58.8	61.3
Personnel expenses (%)	23.7	25.7	24.0
EBITDA margin (%)	7.6	1.4	7.1
EBITDA margin, ESCADA[1] (%)	8.6	3.7	9.0
ROIC on EBIT basis (%)	6.8	-5.4	5.8
ROIC on EBIT basis, ESCADA[1] (%)	6.0	-1.9	6.4
EVA (million euros)	-17.5	-66.9	-21.9
EVA, ESCADA[1] (million euros)	-14.9	-21.6	-8.7
Equity ratio[2] (%)	20.0	20.8	17.0
Figures per share			
Earnings per share according to IAS (undiluted) (EUR)	0.24	-10.73	0.62
Dividend, common stock (EUR)	0	0	0.41
High/low trading price, common stock (EUR)	17.01/10.75	12.70/5.92	27.75/12.55

[1] ESCADA business area.

[2] Including convertible bond.

"ESCADA IS BACK ON TRACK FOR SUCCESS"

Wolfgang Ley, Beate Rapp and Dr. Georg Kellinghusen discuss fiscal 2003/2004 and the outlook for the ESCADA Group

Mr. Ley, ESCADA achieved turnaround in 2003/2004 and is back in the black. How do you intend to make sure that this change for the better will last?

Wolfgang Ley: First of all, I'm pleased that after the loss of 2002/2003, we were able to meet our projections in full this year. We promised that we would show an after-tax profit in 2003/2004 on Group revenues after adjustment for currency changes. We've achieved our profit target – and ESCADA's revenues in fact were even better than planned, and gained 4.6 percent after adjustment for foreign-exchange rates. That's very important to me. Even though the fashion markets were extremely difficult, we kept our promise to our shareholders and proved our reliability. For that reason I want to be sure to thank every employee warmly for their dedicated work, which is what made this success possible.

There are two reasons why I'm convinced that our good performance is sustainable. The first is that since the fall of 2003 we've put the ESCADA Group on a new, profitable platform. We did this not just with simple cost cutting, but by revising structures and processes throughout the Group so that today, ESCADA is significantly leaner, more efficient and more effective than it was even as recently as mid-2003. The second reason is that in parallel with our restructuring, we've worked very hard at developing our brand further, turning ideas into new products, and tapping the growth markets of the future.

What specifically do you mean by developing the ESCADA brand further?

Wolfgang Ley: A brand like ESCADA, positioned in the upper segment of luxury women's fashions, inevitably comes to represent certain values for its customers. It has to express the joie de vivre of women whose life situations take a wide variety of different forms. We can do that only if the brand continues to evolve, without ever neglecting, still less sacrificing, its strengths – highest quality in materials and crafting, femininity and color, exclusivity. Ongoing development like that is a permanent duty. Just to take an example: We all know that more and more professional women are filling high executive positions. We've responded to that trend with the ESCADA Business Collection, which is already being carried by about 200 ESCADA shops. It appeals to younger


from left to right:

Dr. Georg Kellinghusen (CFO)
Chief Financial Officer since 2000
Responsible for Finance,
Controlling and Investor Relations

Beate Rapp (COO)
Chief Operating Officer since 1995
Responsible for Personnel,
Marketing, Production/Logistics
and IT

Wolfgang Ley (CEO)
Chief Executive Officer since 1986
Responsible for Design and
Sales of the ESCADA brand

professional women, who like a sleek line that still preserves feminine accents. Or another example: this past fiscal year we laid the groundwork to reposition ESCADA Sport, not just in the freetime lifestyle market segment but in distinction from our main collection. In the future, ESCADA Sport will focus even more on younger women. It will be priced a bit lower then the main collection and thus draw customers to the ESCADA brand.

What growth markets are you aiming for?

Wolfgang Ley: The same applies as for the collections: We have to penetrate further into our traditional ESCADA markets in America, Europe and Asia, but at the same time tap countries that we feel have great potential for development. In many countries of Eastern Europe, especially Russia, a new society has arisen since the end of the Cold War, with young, capable women who want to get ahead professionally and who want to express their confidence about life in the fashions they wear. It would be a crime if ESCADA were to neglect those customers. That's why we now have 12 ESCADA shops in Russia, seven of them in Moscow alone. What holds true for Russia is also true, though to a lesser extent, for China. Quality awareness and brand awareness is on the rise in that gigantic country, in parallel with its expansive economic development. That's true in fashions, too. Thus far we have six ESCADA shops, in Beijing, Shanghai and Hong Kong. We plan to expand our sales network significantly over the next few years.

Ms. Rapp, last fiscal year ESCADA introduced an extensive program to cut structural costs throughout the Group. Will the lean platform Mr. Ley mentioned be lean enough for profitable growth?

Beate Rapp: As you know, the cost-cutting program has targeted total savings of around EUR 60 million gross. Last fiscal year we carried out all the measures we announced – and completed some of them ahead of schedule. The result was that we pared back the Group's cost base by EUR 45.5 million during the year – where we'd planned on only EUR 40 million.

ESCADA's structures and processes are already significantly leaner and more efficient – thanks for example to our new logistics center in Reichersberg, Austria, which opened on schedule last September. We've significantly streamlined the worldwide network of shops for both ESCADA and the PRIMERA Group. At the same time, we improved productivity at our existing shops, and increased full-price sales volumes. Integrating Laurèl into the PRIMERA Group turned out to be the right choice, and quickly led to synergies.

The lean platform that ESCADA created in fiscal 2003/2004, which will be optimized further this year, has brought the Group's costs down to a level where we can be profitable on a sustained basis.

Dr. Kellinghusen, in mid-2003, the Company's losses meant that ESCADA had to take control of a difficult financial situation. How does the Group stand today?

Dr. Georg Kellinghusen: The situation is significantly better. The measures we took in the fall of 2003 to raise capital brought in funds of more than EUR 97 million, far more than we had expected at the time. Shareholders and new investors who showed confidence in us at the time have not been disappointed by the stock's performance since then.

Those steps made it possible for HMD Partners LP to become a shareholder, which stabilized our shareholder structure. Our banks also assisted our financial recovery and accorded us a stable financing framework to the end of 2006, including additional lines of credit. The capital base we strengthened in that way – with both equity and borrowings – enabled us to repay on schedule the EUR 100 million bond that matured in August 2004. So all in all, the ESCADA Group is back on a sound financial base.

Mr. Ley, recently you have been less than optimistic about conditions in the luxury good markets. Are there really no factors that might be expected to spur growth in the industry? And what does that mean for ESCADA?

Wolfgang Ley: You have to make distinctions. The worldwide luxury goods markets are composed of a variety of different segments. What they all have in common is that they depend on people's moods, on consumer attitudes, and thus have suffered severely in the past few years.

And yet different segments perform differently. Although accessories, watches and jewelry are now showing a clear uptrend, the picture in the fashion segment – in other words, in ESCADA's core business – is still overcast, especially in Germany. But there's no point in lamenting that people don't have much enthusiasm for shopping these days. If the markets won't help, ESCADA has to help itself. And that's exactly what we've done. This past year has shown that ESCADA is back on track for success – with attractive new products and a lean corporate structure.


MARCH 5, 2004
Publication
first quarter
2003/2004
JUNE 8, 2004
Publication
first six months
2003/2004
160
140
130
100
NOV 03
DEC 03
JAN 04
FEB 04


DECEMBER 14, 2004
Publication
preliminary results
2003/2004
SEPTEMBER 7, 2004
Publication
first nine months
2003/2004
ESCADA
DAX
SDAX
SEP 04
OCT 04
NOV 04
DEC 04

INFORMATION ON ESCADA STOCK

KEY FIGURES ON ESCADA STOCK

First listed			**5/23/1986**
Stock exchanges	Frankfurt/Main (trading floor and Xetra), Düsseldorf, Munich, Stuttgart, Hamburg		
Index	CDAX, SDAX, Prime All Share, Classic All Share, Prime IG Clothing & Footwear Performance Index, BAYX30		
Stock category	No-par bearer shares of common stock		
German securities identification number (WKN)	**Old shares** 569.210	**New shares**[1] AOB VW6	
ISIN	**Old shares** DE 0005692107	**New shares**[1] DE 000AOBVW67	
Symbol	**Deutsche Börse** ESC	**Bloomberg** ESC/DE	**Reuters** ESCG.DE
ESCADA share price on 12/30/2004			18.7
ESCADA Performance 12/30/2003 – 12/30/2004 in %			29.9
DAX Performance 12/30/2003 – 12/30/2004 in %			7.3
SDAX Performance 12/30/2003 – 12/30/2004 in %			21.6
Number of shares as of 12/30/2004			16,463,309
Average trading volume shares/day 2003/2004 (Xetra and Frankfurt trading floor)			14,515
Market capitalization as of 12/30/2004			310,168,742

[1] New shares from conversion of convertible bond after 10/31/2004.

SELECTED ANALYSTS' CURRENT RECOMMENDATIONS ON ESCADA

Bankhaus Lampe	December 2004	Hold	**Deutsche Bank**	December 2004	Buy
Berenberg Bank	December 2004	Hold	**DZ Bank**	December 2004	Buy
Cazenove	November 2004	In Line	**Sal. Oppenheim**	December 2004	Buy

FINANCIAL CALENDAR ESCADA GROUP

March 3, 2005	Financial press conference and analyst's conference for fiscal year 2003/2004, Munich
March 3, 2005	Interim report for first three months of 2004/2005 (November 2004 – January 2005)
April 19, 2005	Annual shareholder's meeting for fiscal year 2003/2004, Munich
June 2005	Interim report for first six months of 2004/2005 (November 2004 - April 2005)
September 2005	Interim report for first nine months of 2004/2005 (November 2004 – July 2005)
December 2005	Presentation of fiscal year 2004/2005 – preliminary figures

2004 IN THE STOCK MARKETS

Overall, the German Stock Index (DAX) finished out 2004 with a generally satisfactory performance. Closing at 4,256.03 on December 30, 2004, it was down only slightly from the year's high of 4,261.79 on December 28, 2004.

After the ups and downs of 2003, characterized by sharp price drops as low as the 2,300-point range and a significant recovery over the remainder of the year, 2004 performed relatively stably. The DAX even achieved a moderate improvement of 7.34 % over the closing figure of December 30, 2003 (3,965.16).

The "mid-cap" indexes closed out the year significantly better than the DAX. The MDAX was up 20.3 % from the year before, to log a new high at 5,378.74. The SDAX likewise performed above average, gaining 21.6 % against the year before (December 30, 2004: 3,143.69 points). But 2004 proved to be a disappointment for technology stocks. The TecDAX, down 3.8 %, was the only German reference index to show a slight decline.

ESCADA STOCK PERFORMANCE[1]

In all, 2004 was one of the most successful years for ESCADA stock since the company went public in 1986. Although the stock's performance was first and foremost affected by the market's generally positive attitude toward mid-cap stocks, the successful implementation of the Group-wide restructuring program also contributed its share.

The stock gained 30.6 % during the fiscal year (November 1 - October 30), and was in fact able to improve substantially further by year's end. From November 1, 2003, to December 30, 2004, the value of ESCADA stock climbed 55.6 %, thus outperforming the German stock indexes.

ESCADA stock started fiscal 2003/2004 at EUR 12.02 on November 3, 2003. The low was EUR 10.75 on November 20, 2003. The release of the first-quarter results for 2003/2004 on March 5, 2004, boosted the stock's price to EUR 16.92. However, the price remained volatile for the rest of the year, in part because of the market's wait-and-see attitude about the further course of the restructuring program and about the associated improvement in the Group's profits. Until the first-half figures were released on June 8, 2004, the price moved within a bandwidth between EUR 13.12 and EUR 17.01. Despite the good results the Company announced, the stock closed

[1] Xetra closing prices

that day at only EUR 15.10. Until the end of the fiscal year, the stock sold at between EUR 12.50 and EUR 16.70 (October 29, 2004: EUR 15.70). As positive reports came in from other luxury-goods companies and the certainty grew that all the announced features of the Group-wide restructuring program were proceeding on or ahead of schedule, investors showed increasing interest in ESCADA stock. When the preliminary figures for fiscal 2003/2004 were released on December 14, 2004, the price had already reached EUR 17.34. Just two days later it was EUR 18.19. The stock reached its high of EUR 18.90 million on December 29, 2004, and closed out the year with a slight decline to EUR 18.70.

SHAREHOLDER STRUCTURE

The steps to raise capital in October 2003 and the involvement of HMD Partners LP as a financial investor have produced substantial changes in the investor base of ESCADA AG. The geographical expansion of our stock's ownership, together with the broader shareholder base, has established a solid shareholder structure that has remained essentially stable since the measures to raise capital were completed. Alongside HMD Partners LP (27.3 % of the company's capital stock), founder and CEO Wolfgang Ley holds 10.4 % of ESCADA AG. Based on the information available to us, Schroder Investment Management of London is still the second-largest institutional investor, with 14.2 %. According to Deutsche Börse's definition, Schroder Investment Management's interest is considered part of the free float, because there is no lock-up period for the stock. The free float thus amounts to 62.3 % (all figures as of October 31, 2004).

Available information indicates that 75 % to 80 % of the ESCADA stock available for trading is held by institutional investors. The geographic emphasis is primarily in Great Britain, North America and Switzerland.

The capital stock of ESCADA AG as of October 31, 2004, amounted to EUR 84,292,142, divided into 16,463,309 bearer shares of no-par-value common stock. This figure includes 1,644,914 shares (out of a potential total of 1,991,163 shares) created by the conversion of convertible bonds, equivalent to a conversion ratio of 82.6 %. As of October 31, 2004, 346,249 convertible bonds were still outstanding.

SHAREHOLDER STRUCTURE AS OF OCTOBER 31, 2004 In %


HMD Partners LP
27.3
Free float[1]
62.3
(incl. Schroder Investment
Management, 14.2)
Wolfgang Ley
10.4

Total: 16,463,309 shares

[1] As defined by Deutsche Börse.

INVESTOR RELATIONS

Extensive, transparent communication about the Company ensured the preservation of an open dialogue with all stakeholders again in fiscal 2003/2004. We have an ongoing commitment to improving the quality of our communications, thus reinforcing confidence in ESCADA stock.

The success of the project to raise capital in October 2003 led to a further expansion of our shareholder structure. Our worldwide road show activities were intensified as a consequence. In addition to Europe (London, Frankfurt, Paris, Zurich, Geneva, Milan, the Netherlands, Copenhagen), in October 2004 ESCADA held a road show again in the United States, after a two-year absence. The principal road shows in Europe were in London and Switzerland, primarily because of the large investor base in these two places. Management explained operating performance, the implementation of the restructuring program, and ESCADA's growth prospects in more than 100 one-on-one meetings with analysts and institutional investors. The Company was also presented at a number of national and international conferences.

Twice during the year, ESCADA was able to make use of the platform offered by the German Shareholder Protection Association (DSW) to communicate specifically with private investors. The DSW's Stock Forums enable selected companies to make a presentation to 200-300 private individuals. As in previous years, ESCADA again met with a very positive response.

At an earlier point in the restructuring program, the ESCADA Value Club (EVC) was suspended until further notice. In October 2004, management carefully reviewed the possibility of a resumption, and decided to discontinue the ESCADA Value Club permanently. It goes without saying that information will still be available for download on the ESCADA Web site at http://investor-relations.escada.com/eng.

Ten investment management companies and banks covered ESCADA on a regular basis in both 2003 and 2004. Additionally, the British broker Cazenove initiated coverage on ESCADA in November 2004.

Again in 2003/2004 the Group's quarterly figures and preliminary results for the year were presented to the press and analysts in conference calls. Recordings of these calls are always available for downloading on the Internet. In addition, the annual analysts' meeting will be carried on demand on the ESCADA Web site. Top management's addresses to the shareholders' meeting, which was held on April 7, 2004, will likewise be available live online in German and English.

CORPORATE GOVERNANCE

The German Corporate Governance Code (i.e., the national Code) is a compendium of the most important legal requirements for managing and monitoring listed German companies, together with recognized standards of good, responsible corporate management. This code was compiled and adopted in 2002 by a Government Commission established by the Ministry of Justice. ESCADA has prepared and implemented its own ESCADA Corporate Governance Code on the basis of the national Code's recommendations and suggestions.

Since 2002 as well, all listed German companies are required by law, under Sec. 161 of the Stock Corporations Act, to declare whether, and with what exceptions, they have complied with the recommendations of the national Code.

On November 15, 2002, the Board of Management and Supervisory Board of ESCADA AG issued their first Declaration of Compliance as required by the Stock Corporations Act. Since that time, ESCADA AG has complied with the recommendations of the German Corporate Governance Code, in the version of November 7, 2003, or will comply with that code's recommendations in the version of May 21, 2003, with the following exceptions:

- Members of the Supervisory Board receive only a fixed remuneration at present; its amount is not affected by chairing or sitting on Board committees (national Code Item 5.4.5).

- The remuneration of the members of both the Board of Management and the Supervisory Board is not reported individually at present (national Code Items 4.2.4 and 5.4.5).

- It cannot be guaranteed that interim reports will be available to the public within 45 days after the end of the reporting period, or that consolidated annual financial statements will be available within 90 days after the end of the fiscal year (national Code Item 7.1.2).

ESCADA AG
November 24, 2004

The ESCADA Corporate Governance Code and the latest Declaration of Conformity are always available to shareholders in both German and English on the Company's Web site.

VALUE PERFORMANCE (EVA®)

Since fiscal 2000/2001, the ESCADA Group has used the Economic Value Added (EVA®) concept, which has been refined in cooperation with Stern Stewart to better meet the requirements of ESCADA's business.

A basic idea behind this value-oriented approach is that value is created in a company only when profit exceeds the cost of the capital invested. Both borrowings and equity are taken into account in determining the cost of capital.

The EVA® concept supports a sustained orientation to value in every management decision, and contribution to EVA® is a primary criterion, for example, in all investment decisions. This is a way of ensuring that capital is applied where the greatest added value can be expected.

An important part of value-oriented management is the EVA® Inventive System, which links management's and staff's bonuses to changes in EVA®. In the system we have chosen, only an increase in EVA® will pay a positive bonus. Any deterioration in EVA® results in an equivalent negative bonus, which is deducted from future bonuses.

EVA® performance is calculated for the ESCADA Group, the ESCADA brand, all subsidiaries and all ESCADA AG product lines, using the following formula:

EVA® = Net Operating Profit After Tax (NOPAT) less the cost of capital
Cost of capital = weighted average cost of capital (WACC) times business assets

In calculating EVA®, adjustments are made on the basis of the income statement and balance sheet to reflect actual economic performance and avoid duplicate entries.

EVA* PERFORMANCE in million euros

	ESCADA Group		ESCADA		PRIMERA	
	2003/2004	2002/2003	**2003/2004**	2002/2003	**2003/2004**	2002/2003*
EBIT (incl. restructuring)	19.8	-74.1	17.4	-53.6	10.2	-8.6
Adjustments	24.9	55.5	17.5	80.2	2.6	7.6
Projected tax expense	15.5	0.8	12.8	9.5	5.0	-0.4
NOPAT	**29.2**	-19.4	**22.1**	17.1	**7.8**	-0.6
Business assets	**583.2**	593.3	**462.6**	484.2	**111.6**	98.1
Cost of capital	**46.7**	47.5	**37.0**	38.7	**8.9**	7.8
EVA®	-17.5	-66.9	-14.9	-21.6	-1.1	-8.4
Delta EVA®	49.4		6.7		7.3	

* excluding Laurèl

The following definitions are used in calculating EVA:

NOPAT

This is calculated from EBIT net of adjustments and the projected tax expense. One of the major adjustments is for the interest components of rental and leasing liabilities capitalized as part of business assets.

Business assets

Analogously to the adjustment of net operating profits, in calculating business assets the discounted long-term rental and leasing liabilities are added to total assets from the balance sheet, and non-interest-bearing operating debt is deducted. Business assets are calculated from the average for a given fiscal year.

Cost of capital

This is calculated by multiplying business assets times the weighted average cost of capital (WACC). The WACC is the weighted average for the cost of equity and the cost of borrowings, and calculates out to 8% per year for the ESCADA Group, after taxes.

EVA® PERFORMS WELL

Following the prior year's inauguration of an extensive restructuring program, EVA® had already improved substantially in 2003/2004, rising EUR 4.4 million above the original level prior to restructuring (EUR -21.9 million in 2001/2002) for the Group as a whole. The change in EVA® came to EUR 49.4 million; the resulting EUR -17.5 million is the best EVA® figure since value-oriented management was introduced at ESCADA. Although profits do not cover the cost of capital yet, this very strong performance represents a giant step in the right direction.

EVA® for the ESCADA brand also performed well, rising EUR 6.7 (Delta EVA®) to reach EUR -14.9 million.

The PRIMERA Group's value performance was also gratifying, climbing EUR 7.3 million from the prior year. The PRIMERA Group has thus been able for the first time to generate a profit that almost covers its cost of capital.

DIVIDEND POLICY

The successful turnaround in fiscal 2003/2004 has placed the company in a position to begin paying dividends. Nonetheless, any dividend for the past fiscal year would have to be withdrawn from ESCADA AG's reserves, and therefore no dividend will be paid at this time.

CONTACT

ESCADA AG
Investor Relations
Viona Brandt
Margaretha-Ley-Ring 1
D-85609 Aschheim bei München

Phone: +49 (0) 89/9944-1336
Fax: +49 (0) 89/9944-1500
E-mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Contact for ESCADA private shareholders:
E-mail: ESCADA@aktionaersinfo.de

STRUCTURE ESCADA GROUP

ESCADA BRAND

FASHION	ACCESSORIES	LICENSES
ESCADA Collection	ESCADA	ESCADA Eyewear
ESCADA Sport	ESCADA Sport	ESCADA Fragrances
		ESCADA Scarves/Ties
		ESCADA Kidswear
		ESCADA Jewelry

PRIMERA GROUP

APRIORI

BIBA (RETAIL)

CAVITA

LAUREL

THE ECONOMY

All in all, the worldwide economic uptrend that began in 2003 continued in 2004. However, after a vigorous first quarter, growth slackened somewhat over the rest of the year. A sharp rise in oil prices slowed down consumer spending and made production conditions more difficult for business. Although the United States and Asia remain the primary drivers for the world's economy, other regions have been making increasingly strong contributions toward a global recovery. Among these, the new EU Member States in Eastern Europe and some of the emerging economies in Latin America played a particularly conspicuous role. Despite the robust upswing, inflationary pressure remained moderate in most countries.

In Europe, the economic recovery that had begun in mid-2003 continued during 2004, although its dynamism waned slightly. The tense employment situation and uncertainties about structural reforms and fiscal policy continued to undermine consumer spending. Domestic demand in Germany, and especially consumer spending, remained weak, under the shadow of ongoing worries about the future of the social security system.

Worldwide economic growth for 2004 (in terms of GDP) was expected to be about 5 %. Among the risks were the still high price of crude oil, and increasingly acute geopolitical uncertainties, such as the consequences of the United States' war in Iraq. These were amplified by the ever-present threat of terrorist attacks worldwide. Unless such external crises escalate, economic experts unanimously expect worldwide growth of about 4 % in 2005.

Sources: Global Trends Q4 2004; Deutsche Bank AG Research; Konjunktur & Trends, Deutsche Bank AG Research, November 26, 2004; ECB Monthly Report, September 2004; Zins- und Währungsperspektiven, 4th Quarter 2004; WestLB AG Research; Wirtschaftstrends WestLB AG Research 11/2004.

CONDITIONS IN THE LUXURY GOODS MARKET

In 2004 the luxury goods industry started off performing rather well in a number of regions. But here one must make allowances for a baseline effect from the previous year, when the industry suffered a setback from substantial reductions in international travel, particularly as a consequence of the SARS crisis that afflicted some parts of Asia. There were also discrepancies in demand, sometimes sharp, among the industry's various segments. While watches, jewelry and other accessories showed a clear uptrend, demand for fashions (ready-to-wear) still remained slow.

As of the end of 2004, analysts were cautiously optimistic about the sector's growth prospects. International travel is believed to have further potential for recovery. In 2004 travel activity by the Japanese, which is especially important, was still about 15% below the values from spring 2001, prior to the terrorist attacks in the United States on September 11 of that year. In the United States as well, where economic growth remains stable, analysts still foresee growth potential for brands of European luxury goods. China's booming economy is likely to play an important role for the entire industry over the next few years. The number of consumers who can afford luxury goods is expected to rise sharply in the near future. Experts also expect the Chinese population to take a substantially greater interest in travel. Another factor worth noting is the slow but steady recovery of the Japanese economy, which is very important for the luxury goods sector.

But these largely encouraging appraisals must all be viewed against the backdrop of the luxury goods markets' vulnerability to geopolitical upsets. With the threat of conflict in Iran or North Korea, and the ongoing latent danger of terrorist attacks anywhere in the world, growth might be confronted with obstacles that will be difficult to overcome.

Source: European Luxury Goods, HSBC CCF Securities (France) S.A., June 2004

2003/2004 AT A GLANCE

In fiscal 2003/2004, the ESCADA Group met all its projections in full and achieved turnaround, after showing a loss of EUR 77.7 million the year before – most of which was occasioned by provisioning for restructuring measures, a proliferation of external crises, and one-time charges.

The main points for the year:

1. Despite the difficult market environment, the ESCADA Group showed a slight increase of 0.7 % in sales, and indeed 3.5 % after adjustment for the effects of foreign-exchange fluctuations. ESCADA products and collections have met with a good reception in every market.
2. Even with additional restructuring charges, the Group was back in the black for the year, with operating earnings (EBITDA) improving nearly EUR 39 million to reach EUR 47.3 million.
3. Profits after taxes but before minority interests improved by EUR 82 million.
4. The far-reaching program to cut structural costs throughout the ESCADA Group was pursued systematically after its adoption in September 2003, and large portions were already completed by October 31, 2004. Cost cuts reached EUR 45.5 million, actually outperforming the year's target of EUR 40 million, even though savings were partly counterbalanced by additional costs for growth projects (such as opening new shops). At the same time, the collections' high quality was safe at all times, and in some cases was even improved further.
5. Féraud GmbH was sold, as were the business operations of B.E.M. Enterprise Ltd., of New York, as part of an asset deal.
6. In parallel with the Company's restructuring, ESCADA laid the conceptual and organizational groundwork to make better use of the ESCADA brand's potential, and thus generate future growth. This was done, for example, with innovative product developments like the ESCADA Kids collection, and by signing a new eyewear license and expanding the ESCADA line of fragrances with successful new scents. In parallel, steps were taken to prepare for further expansion into markets like China and Russia.
7. The Group's financial stability improved in fiscal 2003/2004. The foundation here was provided by the measures to raise capital that had been completed prior to the end of the previous year, bringing in gross proceeds of EUR 97.3 million. These funds made it possible to repay the EUR 100 million capital-market bond on schedule. The economic equity ratio (including the convertible bond issue and not including minority interests) was 20.0 % as of October 31, 2004; this ratio, together with a new, long-term restructuring of debt provided the Group with a solid capital structure as of the reporting date.

RESTRUCTURING

The program to cut structural costs, decided upon in September 2003, was intended to put the ESCADA Group on a lean platform for profitable future growth, and provide lasting strength for the Group's profitability.

The program's main points were:
- Increasing efficiency by making every structure and process leaner;
- Optimizing store structure worldwide;
- Paying down financial debt and freeing up liquidity.

The package of measures for the ESCADA brand and the PRIMERA Group, as defined at the beginning of the year, was implemented on schedule. By October 31, 2004, the restructuring process was largely finished, and in fact had already reached completion at the PRIMERA Group.

- The program slashed the Group's costs (comprising personnel expenses and other operating expenses) by EUR 45.5 million net. This figure already allows for the additional costs occasioned by opening new shops. Almost all the savings were achieved at ESCADA AG, its subsidiaries ESCADA USA, ESCADA UK, and the PRIMERA Group.

- The program involved about 850 job cuts throughout the Group. As of the end of fiscal 2003/2004, 814 jobs had been eliminated, or 96 % of the target. Another 24 employees were in the midst of the severance process.

- As part of the optimization of shop structure, 35 targeted shops were closed during the year. Another three shops were closed in addition, thus outperforming projections.

For the ESCADA brand, the major elements in the restructuring program shaped up as follows at the end of the year under review:

- Of the 20 shops, including outlets, chosen to be closed under the program, 19 had been closed.
- Beginning with Fall/Winter 2004, the collections were pared back about 30 %, resulting in a marked improvement of efficiency throughout the supply chain.
- In September 2004, as planned, the new ESCADA logistics center in Reichersberg, Austria, went into operation, replacing the former site in Poing, near Munich. The new structure, which meets the latest logistical requirements, enables ESCADA to improve its efficiency significantly in logistics procedures.
- In September 2004 management decided to relocate technical operations for the Knitwear segment to a new subsidiary in Italy; these operations had formerly been located at the Company's headquarters in Aschheim/Munich. As a business location, Italy offers a significantly better infrastructure, thanks to its high concentration of yarn suppliers, knitters and production businesses. Here ESCADA will be able to access extensive know-how swiftly, and to develop and implement innovations jointly with its suppliers. The move will optimize scheduling for product development and production, and reduce the complexity of the procedures involved. Having technical departments located in close proximity to production partners will save on operating costs, enable the purchase of materials at lower prices, and safeguard ESCADA products' high standard of quality.
- As part of the restructuring program, some 550 job cuts in the ESCADA business were announced at the beginning of fiscal 2003/2004. By year's end, 467 employees (85 % of the target) had left the Group.

The restructuring process for the PRIMERA Group was already complete by the end of the third quarter of the fiscal year, and thus wound up ahead of schedule. Its main points were:

- As of November 1, 2003, our subsidiary Laurèl GmbH was merged with the PRIMERA Group in Münster, Westphalia. The integration of Laurèl yielded extensive synergies in corporate functions such as IT, accounting and logistics.
- The target of 16 shop closures was outperformed by closing down a total of 19 shops, mainly in Eastern Germany.
- The Fall/Winter 2004 collections were pared back by about 20 %.
- The PRIMERA plant in Morocco was sold.
- As part of the restructuring program, 300 job cuts at the PRIMERA Group were announced at the beginning of fiscal 2003/2004. By year's end, 347 employees had left the Group.

Additionally, during the year ESCADA AG shed loss-making non-core operations (Féraud GmbH and the business operations of B.E.M. Enterprise Ltd.). This was another successful step toward concentrating on the ESCADA core brand.

The restructuring measures inaugurated and completed during the past year will yield a full 12 months' worth of results for the first time in fiscal 2004/2005. This full-year effect will again have a positive impact on the Group's cost position. There are plans to cut costs further. The savings must be offset, however, with the additional costs of expanding business operations. In all, the savings by the end of fiscal 2004/2005 - before subtracting the rising costs occasioned by new shops - should reach the EUR 60 million target announced at the start of the restructuring program.

SALES AND EARNINGS PERFORMANCE

As they were the year before, the consolidated financial statements of ESCADA AG as of October 31, 2004, were prepared in accordance with International Financial Reporting Standards (IFRS).

The ESCADA business area discussed below comprises operations in the segments Fashion (ESCADA Collection and ESCADA Sport), and Accessories and Licenses. All products in these segments are offered under the ESCADA brand.

The PRIMERA business area includes the apriori, BiBA, cavita and Laurèl brands. Laurèl GmbH has been a part of the PRIMERA Group since November 1, 2003. For full comparability, the Laurèl Group has been added to the prior year's figures for the PRIMERA Group.

For the period under review, the "Others" business area in the income statement (including the duly adjusted figures for the previous year) essentially comprises the business operations of B.E.M. Enterprise Ltd., of New York, as well as restructuring charges and one-time costs associated primarily with our former equity interest in Féraud GmbH. The business operations of B.E.M. Enterprise Ltd. were sold at the end of the fiscal year as part of an asset deal.

The ESCADA Group's **income statement** for fiscal 2003/2004 shows sales of EUR 625.5 million, a 0.7 % increase from the previous year (EUR 620.8 million). As it did the year before, the Group's sales performance felt the adverse impact of the rise of the euro against the U.S. dollar.

After currency adjustment - in other words, assuming constant foreign-exchange rates - sales would have been up 3.5 %. On a full-Group basis, EUR 169.1 million of revenues came from Germany (previous year: EUR 170.3 million, - 0.7 %). Revenues of EUR 456.4 million were generated in other countries (previous year: EUR 450.5 million, + 1.3 %). The resulting proportion of foreign sales is 73.0 % (2002/2003: 72.6 %).

ESCADA GROUP SALES BY REGION in % (in million euros)


Other Countries
9.5 (59.3)
Germany
27.0 (169.1)
Asia
14.5 (90.9)
North America
21.0 (131.4)
Other Europe
28.0 (174.8)
2003/2004
Total: 625.5 million euros
Other Countries
4.8 (30.1)
Asia
13.9 (86.0)
Germany
27.4 (170.3)
North America
22.1 (137.0)
Other Europe
31.8 (197.4)
2002/2003
Total: 620.8 million euros

Revenues for the ESCADA brand for the year were up 0.6 %, from EUR 410.1 million to EUR 412.7 million. After adjustment for changes in foreign-exchange rates, the gain was 4.6 %. In the German market, where consumer spending is slow, sales for the ESCADA brand were EUR 50.1 million, following the prior year's EUR 52.7 million (- 4.9 %). Foreign revenues amounted to EUR 362.6 million, following EUR 357.4 million for fiscal 2002/2003 (+ 1.5 %). At 87.9 %, ESCADA's export ratio remained at almost the same level as the previous year's 87.1 %.

PRIMERA Group revenues for the year reached EUR 205.8 million, and thus were 2.6 % above the prior year's figure (EUR 200.6 million). The "Others" business area generated sales of EUR 6.9 million (previous year: EUR 10.1 million), contributed by B.E.M. Enterprise Ltd.

ESCADA GROUP SALES BY BUSINESS AREA in % (in million euros)


Others
1.1 (7.0)
PRIMERA
32.9 (205.8)
ESCADA
66.0 (412.7)
Others
1.6 (10.1)
PRIMERA
32.3 (200.6)
ESCADA
66.1 (410.1)

2003/2004
Total: 625.5 million euros

2002/2003
Total: 620.8 million euros

The ESCADA Group's **gross profit** rose 3.8 % in 2003/2004, from EUR 364.8 million to EUR 378.8 million. Accordingly, the gross profit margin climbed from 58.8 % to 60.6 % of sales. The PRIMERA Group contributed the main part of this improvement.

Other operating income largely comprises license revenues, gains on foreign exchange, and reversals of provisions and reserves. The foreign-exchange gains resulted from hedging of foreign-exchange rates at which costs were calculated. They represent an adjustment item at the operations level for the foreign-exchange differences in sales as a consequence of the drop in exchange rates during the year. Other operating income was EUR 25.4 million, compared to EUR 46.0 million the year before. Of this figure, the ESCADA brand accounted for EUR 21.6 million (vs. EUR 40.8 million). A particular reason for the decline was lower gains from foreign-exchange hedges for the ESCADA brand.

The extensive restructuring program cut the **operating costs** of the ESCADA Group (the total of other operating expenses and personnel expenses, not including depreciation and amortization) by a total of EUR 45.5 million, or 11.3 %, from EUR 402.4 million to EUR 356.9 million. Personnel expenses were down from EUR 159.4 million to EUR 148.2 million, a decline that reflects the staff cuts as part of restructuring. Other operating expenses were down EUR 34.3 million, or 14.1 %, from EUR 243.0 million to EUR 208.7 million. Of this decrease, the ESCADA brand accounted for EUR 25.5 million.

For the ESCADA Group, **earnings before interest, taxes, depreciation and amortization (EBITDA)** were EUR 47.3 million, a significant improvement over the EUR 8.4 million of a year earlier. The EBITDA margin for the full year rose from 1.4 % to 7.6 % of consolidated sales. The ESCADA brand, with an EBITDA of EUR 35.5 million (previous year: EUR 15.1 million), generated 75.1 % of operating income. The PRIMERA Group contributed an EBITDA of EUR 13.3 million, compared to the previous year's negative EUR 4.6 million. The "Others" business area generated an EBITDA of EUR -1.5 million (vs. EUR -2.1 million).

Depreciation and amortization, at EUR 22.1 million, was EUR 5.8 million below the equivalent figure from the year before. Consequently **earnings before interest and taxes (EBIT) before restructuring** were EUR 25.2 million (vs. EUR -19.6 million).

EBITDA PERFORMANCE: ESCADA GROUP

in million euros


ESCADA Group
47,3
8,4
ESCADA
35,5
15,1
PRIMERA Group
13,3
-4,6
Others
-1,5
-2,1
-10
0
10
20
30
40
2003/2004
2002/2003

For the year under review, the Group had **restructuring costs and one-time charges** totaling EUR 5.4 million, far below the previous year's equivalent of EUR 54.5 million. The exceptional expenses of EUR 6.1 million for the "Others" business area had to do mostly with the final settlement with the bankruptcy administrator of Féraud GmbH, which was sold in November 2003 and filed for bankruptcy a few months later. These expenses comprise a final payment to settle all claims, as well as attorney's fees and court costs.

Net financial expenses were EUR -13.3 million, and thus improved significantly from the EUR -35.8 million of the year before, a figure which reflected an unscheduled write-down of EUR 17.6 million for the former stake in Féraud GmbH.

Earnings before taxes (EBT) for 2003/2004 were positive, at EUR 6.5 million (vs. EUR -109.9 million). **Group profits after taxes but before minority interests** came to EUR 4.5 million, compared to EUR -77.6 million the year before. After minority interests, the Group showed a **profit** of EUR 3.8 million on the year (vs. a loss of EUR -77.7 million). This is equivalent to undiluted earnings per share of EUR 0.24 (vs. EUR -10.73 per share).

ASSET POSITION

In compliance with the presentation under IAS/IFRS, both assets and liabilities in the consolidated balance sheet have been subdivided into noncurrent (long-term) and current (short-term) categories. For comparability's sake, the previous year's figures have been adjusted to this new presentation.

The ESCADA Group's **total assets** as of October 31, 2004, had risen by 3.2 %, or EUR 13.9 million, to EUR 452.0 million from the previous year's EUR 438.1 million. Most of the increase was a consequence of growth-related investment in the ESCADA brand. The rise of EUR 10.6 million in noncurrent assets, to EUR 203.4 million, resulted from the opening of ESCADA shops and from the takeover of minority interests in the Group's Spanish subsidiary Grupo ESCADA España S.A., retroactive to November 1, 2003.

Inventory assets, which had already been cut sharply the year before, were further reduced as planned to EUR 124.8 million (-7.1 %), reflecting the Group's progress in enhancing efficiency.

On the equity and liabilities side of the balance sheet, **consolidated shareholders' equity** (not including other shareholders) as of October 31, 2004, came to EUR 88.1 million. The rise of EUR 15.1 million from the year before resulted not only from the consolidated profit, but significantly, from the conversion of the convertible bond issued in the fall of 2003. That bond issue has now been largely converted, and accordingly as of the reporting date is recognized at only EUR 2.3 million (October 31, 2003: EUR 18.3 million). Allowing for the convertible bond, and not including minority interests, the Group's economic equity ratio was 20.0 % as of October 31, 2004, slightly below the previous year's level (20.8 %).

Provisions and accruals (both short and long-term) were down from EUR 58.3 million to EUR 47.1 million, primarily because of reductions in restructuring provisions. Total interest-bearing liabilities (short and long-term financial debt and interest-bearing bonds) came to EUR 236.6 million as of October 31, 2004, compared to EUR 222.7 million a year earlier. The bond issue of 2000, with a par value of EUR 100 million, was repaid on schedule on August 31, 2004. As planned, most of the repayment was refinanced by drawing on credit lines under a syndicated line of credit. This measure, together with the increase in the Group's stake in its Spanish subsidiary, caused financial debt to grow from EUR 204.4 million to EUR 234.3 million. Most of the rise in **net debt** (financial debt less cash) from EUR 190.0 million to EUR 208.7 million was the result of this Spanish investment.

CHANGES IN NET DEBT ESCADA GROUP in million euros

	10/31/2004	10/31/2003	Change
Bond 2000/2004	0	100.0	-100.0
Bank debt	234.3	103.3	131.0
Notes payable	0	1.1	-1.1
Total interest-bearing debt	234.3	204.4	29.9
Cash, credit balances in bank accounts	25.6	14.4	11.2
Net debt	**208.7**	190.0	18.7

CASH FLOW

The ESCADA Group's cash flow statement for fiscal 2003/2004 shows that operating activities generated net cash of EUR 13.0 million, compared to using EUR 1.1 million the year before. The positive cash flow of EUR 25.2 million (vs. EUR -40.3 million) contributed significantly toward this improvement, more than making up for the cash used in consuming provisions.

Cash used in investing activities came to EUR 31.2 million (vs. EUR 18.2 million). This figure includes not only cash capital expenditures of EUR 18.6 million for intangible assets and property, plant and equipment, but also the takeover of the remainder of Grupo ESCADA España S.A.

Cash generated by financing activities, at EUR 29.9 million (vs. EUR 23.0 million) included financial loans of EUR 129.9 million less the repayment of the EUR 100.0 million bond. In contrast to the presentation in previous years, the change in financial debt is categorized under financing activities. The figures from the previous year have been adjusted accordingly. Total cash and cash equivalents grew EUR 11.2 million, to EUR 25.6 million.

CAPITAL EXPENDITURES

The ESCADA Group's capital expenditures for the year under review were EUR 18.6 million, and thus were less than the previous year's EUR 22.6 million. Of this total, EUR 16.6 million, or 90 %, applied to the ESCADA brand (vs. EUR 18.6 million, 82 %). Apart from expanding existing shops and opening new ones, significant amounts were invested during the past year in the new logistics center (EUR 5.4 million) and in ERP software (EUR 2.4 million). Capital expenditures for the PRIMERA Group were EUR 2.0 million (vs. EUR 4.0 million).

CAPITAL EXPENDITURES BY REGION AND BUSINESS AREAS in million euros

	2003/2004	2002/2003
Germany	3.4	5.8
Other Europe	9.1	6.3
North America	1.3	0.7
Asia	2.8	5.8
Total ESCADA	**16.6**	18.6
Total PRIMERA Group	2.0	4.0
ESCADA Group	**18.6**	22.6

SEGMENT REPORT

The ESCADA Group distinguishes segments for ESCADA and the PRIMERA Group, and an "Others" business area. ESCADA includes the ESCADA Collection, ESCADA Sport, ESCADA Accessories and Licenses and additional segments. The PRIMERA Group has also included the Laurèl Group since November 1, 2003. For better comparability, the Laurèl Group has been added to the prior-year figures for the PRIMERA Group below.

ESCADA

Under its two core brands, ESCADA and ESCADA Sport, the ESCADA Group sells women's designer apparel in more than 60 countries, for daytime, evening, business, leisure, sport and wellness activities, and couture. The range of fashions is rounded out with accessories like handbags, shoes and belts. ESCADA also sells fragrances, eyewear, scarves, ties, kidswear and jewelry from licensed partners.

ESCADA SALES AND EARNINGS PERFORMANCE in million euros

	2003/2004	2002/2003
Sales	412.7	410.1
EBITDA	35.5	15.1
EBIT before restructuring	18.0	-5.4
EBIT after restructuring	17.3	-28.7

The ESCADA brand stands for materials of the highest quality, top-quality crafting, and comfort, as well as its emphasis on color and femininity.

The ESCADA brand is positioned in the upper segment of the women's luxury fashion market. It sells its products through the Company's own stores, through franchisees whose shops offer only ESCADA products, and through selected leading multi-brand retailers and well-known high-end department store chains.

As of October 31, 2004, ESCADA had 192 Company-owned ESCADA shops worldwide (ESCADA and ESCADA Sport), compared to 185 on the reporting date for the previous year. A total of 182 of these shops were outside Germany (end of last fiscal year: 173). During the year under review, the closure of 11 ESCADA shops as part of the program to cut structural costs was countered by

11 new shop openings. ESCADA Sport had 8 shop closures and 15 openings. Most of the new shops were in the Asian growth market, and in Spain.

The number of franchise shops was 282 as of October 31, 2004 (vs. 271), 250 of them abroad (vs. 237).

The sale of products in ESCADA's own shops or through franchises is known as "integrated distribution" at ESCADA. It gives the Company full control over the brand's presentation to its ultimate customers, and is thus an important tool in quality assurance. Additionally, integrated distribution permits direct, close communication with customers, making it possible to recognize customer preferences and market trends early. In fiscal 2003/2004, 71 % (vs. 74 %) of the brand's total sales were generated in this controlled distribution system. This is still the top performance figure in the luxury segment of the fashion industry.

SOURCING AND PRODUCTION

In Knitwear, a segment that involves both sourcing and production, the adjustment of logistical processes begun in prior years was completed during the year under review. To safeguard product capabilities in Knitwear for the long term, in the fall of 2004 ESCADA founded its subsidiary ESCADA Maglia Italia S.r.l. (EMI S.r.l.), headquartered in Reggiolo, Italy. Effective February 1, 2005, all technical and logistical processes will be pooled at this subsidiary. Thus, as it already has in Woven Goods, ESCADA now has a highly capable center of competence in Knitwear.

In Woven Goods, ESCADA continued its process of concentrating the producer base during 2003/2004. The EPAS d.o.o. (EPAS) production company, in Radgona, Slovenia, began operations on September 1, 2003, and was able to report a successful first year. This know-how center and production company for woven goods has a very highly qualified staff and is already making an extensive share of various ESCADA products. EPAS provides an important base for optimizing processes among outside production partners.

Production capacity has now been outsourced entirely to partner operations, located in Germany, Italy, Eastern Europe and Asia. Within this sourcing segment, ESCADA can count on stable capacities. In addition, the selected firms have been successfully incorporated into the outside product development process. This optimization step further simplifies logistical processes.

MARKETING AND ADVERTISING

During the year under review, ESCADA further reinforced the worldwide presence of the ESCADA brand through extensive marketing and advertising campaigns. Here the emphasis was on positioning the brand uniformly in all markets, and attracting maximum attention through unconventional approaches. Co-branding with world-renowned firms like Siemens and BMW is becoming increasingly important. ESCADA's Web site is not only an important informational medium for customers, drawing an average of 120,000 visits a month, but is evolving into an intriguing sales channel. For example, during the year under review Siemens's ESCADA cell phone became the first product the Company has also sold over the Internet.

Total communications expenditures for the ESCADA brand in 2003/2004 came to EUR 21.0 million (vs. EUR 28.2 million). This figure does not include equally significant expenditures by licensees, particularly to launch new scents in the fragrances segment.

BUSINESS PERFORMANCE

The ESCADA brand found that fiscal 2003/2004 was again dominated by a still weak market environment for women's luxury fashions. International crises and the ongoing fear of terrorist attacks slowed the recovery of travel activity, which is extremely important to the performance of ESCADA's flagship stores in major metropolises and had shrunk significantly the year before. The ongoing strength of the euro against the U.S. dollar also lowered revenue performance at the Group level – which is valued in euros – just as had been the case the year before. However, all ESCADA collections were well received by both retailers and ultimate customers during the year. Thus despite the tense environment, ESCADA was able to generate a slight gain in sales.

Total revenues for the ESCADA brand, which had been down 12.7% in 2002/2003, were up 0.6% for the year, from EUR 410.1 million to EUR 412.7 million (after adjustment for currency changes: +4.6%). A higher full-price sell-through rate at Company-owned shops helped here. While revenues in Germany, at EUR 50.1 million, were down slightly from the year before (EUR 52.7 million), sales in Asia gained 9.0%, from EUR 72.4 million to EUR 78.9 million. Despite revenue gains in dollars, the weakness of the U.S. currency against the euro caused ESCADA revenues from North America to decline from EUR 124.9 million to EUR 122.6 million (-1.8%). Revenues generated in Europe outside Germany came to EUR 123.7 million (-6.0%).

ESCADA SALES BY REGION

in % (in million euros)


Other Countries
9.1 (37.4)
Germany
12.1 (50.1)
Asia
19.1 (78.9)
Other
Europe
30.0 (123.7)
North
America
29.7 (122.6)
2003/2004
Total: 412.7 million euros
Other Countries
6.9 (28.5)
Germany
12.9 (52.7)
Asia
17.7 (72.4)
Other
Europe
32.1 (131.6)
North
America
30.4 (124.9)
2002/2003
Total: 410.1 million euros

The gross profit margin, at 65.1 %, was above the prior-year figure (64.2 %). Operating costs declined EUR 34.3 million, from EUR 289.1 million to EUR 254.8 million.

ESCADA SALES BY SEGMENT

in % (in million euros)


Additional Segments
4.1 (16.7)
ESCADA
Accessories
7.4 (30.7)
ESCADA
Sport
20.4 (84.2)
ESCADA
Collection
68.1 (281.1)
2003/2004
Total: 412.7 million euros
Additional Segments
4.0 (16.6)
ESCADA
Accessories
6.6 (26.9)
ESCADA
Sport
21.2 (86.9)
ESCADA
Collection
68.2 (279.7)
2002/2003
Total: 410.1 million euros





ESCADA COLLECTION

The ESCADA Collection, the primary line of the ESCADA brand, offers women's luxury fashions for a wide variety of occasions. The product range is rounded out with opulent fashions for special events and evening wear (ESCADA Couture). The "Four Seasons" concept is being supplemented successfully with two additional fill-ins (transeasonal groups).

During the year under review, the emphasis was on cost cuts and efficiency improvements in every aspect of ESCADA Collection. Among the measures employed were a special program for growth in the Company's own retail operations; improved full-price sell-through; better warehouse turnover; renovations at existing shops; micromarketing (local, non-price-related sales promotions); and a stronger management base. The ESCADA Collection also set its course to tap strategic key markets like China, the Eastern European countries and Japan. A particular challenge was to protect the important U.S. business against the impact of the weak dollar.

Another focal point for action in 2003/2004 was to expand additional collections - apparel for special occasions, such as Ceremonia, a Luxury-Spa line (wellness), and new categories (coats, knits). In parallel, to expand the target group, a special collection (ESCADA Business Collection), with sleeker lines, was introduced for businesswomen. The ESCADA Business Collection comes out twice a year (Fall/Winter and Spring/Summer), and is priced somewhat below the principal ESCADA line.

ESCADA Collection sales for the year amounted to EUR 281.1 million (previous year: EUR 279.7 million, +0.5 %). Revenues in Germany were down 3.7 %, to EUR 33.5 million, as a consequence of the generally slack consumer climate. By contrast, ESCADA Collection sales outside Germany grew 1.1 %, to EUR 247.6 million.

ESCADA COLLECTION SALES BY REGION in million euros



Germany
33.5
34.8
Other Europe
65.7
68.7
North America
103.9
106.6
Asia
53.0
50.4
Others
25.0
19.2
0
20
40
60
80
100
2003/2004=281.1
2002/2003=279.7

EBITDA climbed EUR 17.3 million, from EUR 9.1 million to EUR 26.4 million.

EBITDA PERFORMANCE ESCADA COLLECTION in million euros



EBITDA
26.4
9.1
0
5
10
15
20
25
2003/2004
2002/2003





ESCADA SPORT

The ESCADA Sport line, introduced in 1994, offers luxury casual fashions for a variety of lifestyle segments and occasions, including

- Country/Urban Weekend;
- Sport Spirit (such as skiing, golfing, sailing, beach, wellness).

Accessories like eyewear, shoes, handbags, leather goods and belts complement the line's fashions.

Fiscal 2003/2004 was a year of consolidation at ESCADA Sport. The emphasis was on refining market strategy in terms of image and price – including in comparison to the ESCADA Collection – and identifying new growth potential so as to tap new markets (Russia, China) and to expand the line's presence in its traditional European base, such as Germany, France and Great Britain. In parallel, the gradual process of optimizing internal processes and structures continued. ESCADA Sport is furthermore working on innovative communication measures to enhance brand awareness.

ESCADA Sport sales for fiscal 2003/2004 were EUR 84.2 million, compared to EUR 86.9 million the year before (-3.1 %). Sales in Germany were down 6.3 %, from EUR 12.8 million to EUR 12.0 million; ESCADA Sport sales outside Germany came to EUR 72.2 million (vs. EUR 74.1 million, -2.6 %). Asian revenues were gratifying, gaining 12.8 %.

ESCADA SPORT SALES BY REGION

in million euros


Germany
12.0
12.8
Other Europe
37.3
44.4
North America
8.6
7.5
Asia
18.4
16.4
Others
7.9
5.8
0
10
20
30
40

■ **2003/2004=84.2** ■ 2002/2003=86.9

ESCADA Sport's EBITDA improved from the previous year's EUR -0.2 million to EUR 3.3 million.

EBITDA PERFORMANCE ESCADA SPORT

in million euros


EBITDA
3.3
-0.2
0
1
2
3
4
5

■ ***2003/2004*** ■ *2002/2003*



ESCADA ACCESSORIES AND LICENSES

ESCADA's range of fashions is supplemented with accessories like handbags, shoes, small leather goods and eyewear. Some of these products are made by the Company itself, and others by third parties under licensing arrangements. Here the focus during the year was on optimizing collections and processes, and on tying in Accessories products more closely with the apparel collections.

The Eluna handbag, available in 12 colors, met with a very positive reception from both the fashion press and our ultimate customers. Special marketing campaigns for the new product were launched in New York, Tokyo, London and Paris.

ESCADA Accessories generated revenues of EUR 30.7 million, a 14.1 % gain over the prior year's EUR 26.9 million. Sales in Germany grew from EUR 4.0 million to EUR 4.6 million; sales outside Germany grew from EUR 22.9 million to EUR 26.1 million.

ESCADA ACCESSORIES SALES BY REGION in million euros


Germany
4.6
4.0
Other Europe
8.0
6.6
North America
8.0
9.0
Asia
5.5
4.0
Others
4.6
3.3
0
2
4
6
8

■ **2003/2004=30.7** ■ 2002/2003=26.9



The Accessories and Licenses segment's EBITDA climbed from the previous year's EUR -0.8 million to EUR 0.7 million.

EBITDA PERFORMANCE ESCADA ACCESSORIES AND LICENSES in million euros


EBITDA
-0.8
0.7
-1
-0,5
0
0,5
1
2003/2004
2002/2003

The licensing business made progress on a number of fronts during the year:

- In July 2004 a long-term license agreement was signed with Italy's De Rigo, one of the world's largest premium eyewear makers. Starting with the 2005 Spring/Summer collection, De Rigo will handle design, production and sales for the ESCADA Eyewear collection, which was first launched on the market in 1997.
- A license for jewelry was accorded to the Belgian firm Pluczenik in May 2004. A complete new collection is planned for 2005.
- The ESCADA Kidswear collection, made by France's Newman S.A., has met with a very positive response worldwide. Designed for girls up to age 16, the collection has been on sale since July 2004, primarily at multi-brand kids' stores and a few selected ESCADA flagship stores. The world's first ESCADA Kids Corner was opened in Munich; another eight followed at El Corte Inglés stores in Spain.
- ESCADA brand fragrances, made by the Wella Group, were much in demand during the year. The "Magnetism" line launched in October 2003 sold very well in every market. The men's version, "Magnetism for Men," was launched in October 2004 in an elaborate advertising and marketing campaign. ESCADA's third men's fragrance to date, "Magnetism for Men" has proved to be very popular. "Island Kiss," a seasonal fragrance launched in the United States in December 2003 and in other markets in February 2004, repeated the success of its predecessor, "ESCADA Ibiza Hippie."

PRIMERA GROUP

As of November 1, 2003, PRIMERA AG, which is wholly owned by PRIMERA Holding GmbH (itself a wholly owned subsidiary of ESCADA AG), took over all of ESCADA AG's holdings in Laurèl GmbH. Thus the PRIMERA Group includes the apriori, BiBA, cavita and Laurèl brands, all of which are positioned in the mid-priced to upper-end segment. BiBA and cavita market their products primarily in the German-speaking regions of Europe, while apriori and Laurèl are sold mainly throughout Europe and in Asia. The main companies of the PRIMERA Group and their structures are shown below:

ORGANIZATION CHART OF THE PRIMERA GROUP, INCLUDING LAURÈL


ESCADA AG
100% PRIMERA Holding GmbH
100% PRIMERA AG
Wholesale
Retail
Production/Sourcing
100% cavita fashion GmbH
100% PRIMERA Retail GmbH
100% PRIMERA Tunisie S.A.
100% apriori Textilvertriebs GmbH
75% BiBA Mode GmbH
100% PRIMERA Far East Ltd.
100% Laurèl GmbH

PRIMERA AG's financial base was strengthened significantly during the year, as PRIMERA AG raised its capital by EUR 24 million and took out a long-term loan of EUR 30 million. The company's shareholder had already contributed new capital the year before.

The PRIMERA Group achieved a sustainable turnaround in fiscal 2003/2004 by undertaking a far-reaching restructuring program, boosting its internal efficiency and selling strength by establishing a substantially lower cost base (down 6 percentage points; referred to sales).

SALES AND EARNINGS PERFORMANCE OF THE PRIMERA GROUP SUB-GROUP in million euros

	2003/2004	2002/2003
Sales	205.8	200.6
EBITDA	13.3	-4.6
EBIT before restructuring	8.7	-10.6
EBIT after restructuring	10.2	-16.2

In 2003/2004 the PRIMERA Group generated revenues of EUR 205.8 million, a gain of 2.6 % against the year before (EUR 200.6 million). Operating earnings (EBITDA) improved by EUR 17.9 million, from EUR -4.6 million to EUR 13.3 million. EBIT came to EUR 10.2 million, following the previous year's EUR - 16.2 million.

BREAKDOWN OF SALES FOR THE PRIMERA GROUP SUB-GROUP in million euros

	2003/2004	2002/2003
apriori Textilvertriebs GmbH	41.5	38.6
BiBA Mode GmbH	81.9	70.2
cavita fashion GmbH	32.1	36.0
Laurèl GmbH	45.0	48.4
PRIMERA Retail GmbH	12.7	16.0
Others/Consolidation	-7.4	-8.6
Total for the PRIMERA Group sub-group	205.8	200.6

The **apriori** brand is positioned at the upper end of the mid-priced segment. During the year, *apriori Textilvertriebs GmbH bucked the general trend in the industry, boosting sales 7.5 % to* EUR 41.5 million. Today apriori is sold at more than 120 in-store sales areas and shop-in-shops worldwide. Again this year, apriori's operating results substantially outperformed its already good revenue growth. The collections were made more attractive with additional interseasonal themes and "flash" programs (special programs launched on short notice to take advantage of current fashion trends). For the current fiscal year, apriori will focus on expanding into a younger, more international brand of coordinates. Among the means to achieve this end, PR and marketing work will be intensified.

BiBA Mode GmbH remained on a growth track again in 2003/2004. The retail chain's revenues were up 16.7 %, from EUR 70.2 million to EUR 81.9 million. Like for like, revenue was up about 4 %, defying the sector trend. The year's chief focus was on consolidating the shop network. Further improvements in costs and write-offs meant that the earnings base improved even more than sales. As of October 31, 2004, BiBA had 203 store spaces of its own (vs. 192 a year earlier). The company will once again increase its investment in expanding its store network during the current year. It will also continue to expand its franchise business both inside and outside Germany.

cavita fashion GmbH, both a producer and a sales organization for women's outerwear in the mid-price segment, made the most of the cost-cutting measures it had inaugurated in 2002/2003, saving EUR 3.3 million during the year under review. Adjustments in key accounts made a significant contribution toward increasing the gross profit margin (+2 percentage points; gross profit margin referred to total sales and operating revenue). In 2003/ 2004, cavita generated total sales (Coordinates and Separates) of EUR 32.1 million, following the previous year's EUR 36.0 million. But the 10.8 % sales decline must be viewed in light of the selective shedding of business that was not sufficiently profitable. Sales optimization programs will be continued in fiscal 2004/2005, with a particular focus on Central Europe outside Germany.

The rapid integration of **Laurèl GmbH** into the PRIMERA Group generated extensive synergies in corporate functions (such as accounting, IT, logistics) and sales operations (retail activities taken over by PRIMERA Retail GmbH). These changes yielded significant and lasting improvements in Laurèl GmbH's cost base. The process of relocating to a new, less expensive administration building in Aschheim, near Munich, was completed. PRIMERA Retail GmbH took over all retail operations as of November 1, 2004, enabling Laurèl to concentrate better on its core competency, the wholesale business. In 2003/2004 the Laurèl Group generated sales of EUR 45.0 million, compared to EUR 48.4 million the year before (-7.0 %). Thanks to its cost-cutting measures it was able to make a positive contribution toward the Group's profit. Aside from specialty stores and franchisees, Laurèl also sells its collections in 22 of its own stores and shop-in-shops around the world (figures as of October 31, 2004).

EMPLOYEES

The program to cut structural costs led to substantial reductions in some segments of the staff. The Company eliminated a total of 814 positions in comparison to July 2003. Of that figure, 225 employees were at ESCADA AG. Other major staff cuts were taken at two international subsidiaries, ESCADA UK (54 employees) and ESCADA USA (188 employees). The PRIMERA Group laid off a total of 347 employees.

In September 2004, the logistics center was relocated from Poing, near Munich, to Reichersberg, Austria. The staff cuts (120 employees) were partially countered by staff increases at Reichersberg, which has a different personnel structure. The large number of part-time workers there makes it possible to allocate staff more flexibly – an important feature of the new logistics center, making it possible to optimize turnaround times and respond flexibly to any requirement.

The decision in September 2004 to relocate Knitwear production operations from Germany to Italy (see "Restructuring" on page 28) affects some 55 employees at ESCADA's traditional location in Aschheim, near Munich.

The staff cuts were carried out with no disruption of operations, in constructive cooperation with the responsible employee councils and representatives. The Board of Management is well aware that these staff reductions, which were unavoidable if the Company is to be set on a lean corporate platform, were painful for the employees involved, many of whom had been with the Company for many years. Management extends its warmest thanks to the team for its hard work and dedication, which has contributed significantly toward putting the Group back on a profitable footing.

ESCADA continued its programs in employee leadership and continuing education during the year. Time-tested internal events, such as executive training courses, explored the principle of leadership by way of target agreements, with the aim of motivating employees and enhancing the Company's culture of achievement.

ESCADA's in-house Retail Academy conducts training courses in the collections and professional conduct for sales employees, so as to strengthen and safeguard their product knowledge and fashion counseling skills. In addition to making due allowances for regional characteristics, staff are also taught how to maintain uniform ESCADA standards when they counsel ESCADA's demanding customers. Sales teams from New York to Moscow are expected to share an awareness of the brand's typical features, like color, joie de vivre, quality and elegance, and to understand how to communicate these concepts in their work with customers.

Fiscal 2003/2004 saw a further expansion of employee participation in the Group's bonus program (the ESCADA Value Added Incentive System). This bonus program, which gives staff a stake in the company's success, is an important tool in achieving the strategic goal of raising the ESCADA Group's enterprise value. To support the sale of such products as accessories in particular, a worldwide incentive program was introduced in the Company's own shops. All sales personnel worldwide also attended a product training course. Many shops now have salespeople who specialize in accessories.

This year again, the ESCADA Group offered an opportunity for trainees and interns in various departments to gather their first experiences in their professions. On the reporting date ESCADA AG had 25 trainees.

As of the reporting date, October 31, 2004, the ESCADA Group had 3,886 employees worldwide. This figure is 281 fewer than at the same date a year earlier (4,167). The following summary shows the change both inside and outside Germany, and by segment:

EMPLOYEES BY REGION

	10/31/2004	10/31/2003
Germany	2,027	2,247
Outside Germany	1,859	1,920
Total	**3,886**	4,167

EMPLOYEES BY CATEGORY OF WORK

	10/31/2004	10/31/2003
Sales	2,410	2,452
Production	556	712
Design	152	198
Others	768	805
Total	**3,886**	4,167

EMPLOYEES BY BUSINESS AREA

	10/31/2004	10/31/2003
ESCADA	2,280	2,410
PRIMERA/Laurèl	1,606	1,695
Others	0	62
Total	**3,886**	4,167

RISK REPORT

The risks to which the ESCADA Group is exposed in its worldwide business operations are systematically monitored Group-wide with a risk management system. Each quarter, the individual Group companies prepare risk reports that identify risks, estimate their scope, probability and potential for change, and present countermeasures. These reports are then summarized for the Group as a whole by ESCADA AG. Reports are submitted regularly to the Board of Management and Supervisory Board.

The following sources of risk have been defined:

- External business risks, such as sector risks and market risks, as well as risks posed by changes in legislation;
- Internal business risks, including not only operating risks but management, technology, financial, information and decision risks.

GENERAL ECONOMIC RISKS

A systematic implementation of the restructuring program inaugurated in September 2003, in conjunction with carefully focused risk management, significantly reduced the ESCADA Group's overall risk during 2003/2004. Thanks to its leaner structures, the ESCADA Group is now in a better position to respond more quickly and more flexibly to changes in the world market.

SECTOR RISKS

ESCADA's size and market position have enabled it to operate independently as a strong brand internationally in a luxury goods market that has been undergoing a process of concentration for years. The PRIMERA Group, with its apriori, BiBA, cavita and Laurèl brands, further strengthened its market position as a successful sub-group in the mid-priced to upper-end segment.

OPERATING RISKS

Operating risks pertain mainly to the acceptance of new collections, and to guaranteeing their exceptionally high level of quality. For that reason, ESCADA sets extremely high standards for textiles and processing techniques. To deal with process risks and value-added risks, ESCADA has established comprehensive basic principles and process requirements for product and quality management. Additionally, it constantly refines and adds to its already strong capabilities in production methods, fabrication techniques and logistical procedures for procurement and inventory handling in its own production and logistics operations. The PRIMERA Group adds value with its own platform for procurement, fabrication and logistics, independently from ESCADA.

PERSONNEL RISKS

The ESCADA Group's success rests on our employees' dedication and achievements. To maintain a team of skilled staff and management with sector-specific expertise, the ESCADA Group has developed focused programs for integration and employee profit-sharing, attractive systems of remuneration, and both in-house and outside programs for continuing education and professional qualification.

The ESCADA Retail Academy offers ongoing training in our collections for worldwide sales, and provides systematic support and growth for our staff's expertise in ESCADA products.

LEGAL RISKS

Adequate provisions are formed continually to cover all legal risks.

FINANCIAL AND REPORTING RISKS

Among financial risks, the ESCADA Group's debtor risk is monitored through an in-house system of limits and risk classes. Because of the Group's high proportion of exports, foreign-exchange risk is hedged centrally by ESCADA AG. ESCADA AG has already fully hedged foreign-exchange risks for fiscal 2004/2005. To hedge interest-rate risks, the Company has signed interest-rate swap contracts. As of October 31, 2004, these covered total borrowings of EUR 75 million.

To safeguard liquidity, in 2003 ESCADA AG obtained a syndicated loan for a total of EUR 238 million, with a term to December 31, 2006. Both ESCADA AG and the individual Group companies also have further bank lines of credit of their own. The EUR 100 million bond was redeemed on schedule on August 31, 2004.

A total of EUR 58.9 million in deferred tax credits comprises anticipated future tax savings from accumulated losses brought forward. Current business projections indicate that deferred tax credits on losses carried forward can be applied in full within the projection period.

BRAND RISKS

The ESCADA Group applies circumspect and foresighted management and extensive advance legal research to avoid infringing third-party trademark rights and other such rights. Nevertheless, such infringements can never be ruled out entirely, and may prove costly. All industrial property rights for ESCADA, and all trademark rights matters regarding PRIMERA AG, apriori Textilvertriebs GmbH, BiBA Mode GmbH, cavita fashion GmbH and Laurèl GmbH are maintained, monitored and coordinated centrally by ESCADA AG.

SUMMARY

The success of the restructuring program, withdrawal from loss-making businesses, and a new course set for profitable growth have significantly reduced risk potential.

EVENTS SUBSEQUENT TO THE REPORTING DATE

No events of exceptional note occurred after the closing of the fiscal year.

OUTLOOK

By systematically pursuing the restructuring program, and by setting the course in a number of strategic ways aimed at new products and new markets, ESCADA laid the groundwork in fiscal 2003/2004 to grow profitably even where the market for women's luxury fashions remains weak.

The following targets will define the main emphasis for the current 2004/2005 fiscal year:

1. ESCADA
- Concentration on growth in Company-owned retail operations (e.g., with higher full-price sell-through rates);
- Expansion of wholesale business and franchise business, and further steps to tap such strategic key markets as China, Eastern Europe and Japan;
- Further optimization of existing collections (such as Ceremonia and Luxury-Spa);
- Higher gross profit margins thanks to an optimized production mix and better sourcing;
- Further cost cuts and optimization of processes in every segment (retail, collection development, sales operations, production/logistics).

2. PRIMERA Group
- Expansion of apriori into an international brand;
- Further expansion of BiBA stores;
- Optimization of the sales network at cavita;
- Optimization of collections at Laurèl;
- Simplification of all corporate processes.

3. Further improvement of the ESCADA Group's financial structure.

In terms of the market, management does not foresee any improvement in worldwide business conditions for women's fashions in the luxury segment during fiscal 2004/2005, and especially not in the Group's key European markets.

In all, for fiscal 2004/2005, in the absence of unforeseen events, the Board of Management expects that:
- Group revenues in euros will rise;
- Group EBITDA will rise significantly; and
- There will be a disproportionate improvement in consolidated profit after taxes.

Aschheim, January 28, 2005
The Board of Management

CONSOLIDATED FINANCIAL STATEMENTS

ESCADA GROUP CONSOLIDATED BALANCE SHEET
AS OF OCTOBER, 31, 2004

in thousand euros

		10/31/2004			
ASSETS	Notes	Group	ESCADA	PRIMERA/Laurèl	Others
Noncurrent assets					
Intangible assets	(12)	35,882	30,904	4,978	0
Property, plant and equipment	(13)	73,385	48,283	25,102	0
Financial assets	(14)	8,902	8,692	210	0
Deferred tax credits	(15)	85,280	72,359	12,921	0
Total noncurrent assets		**203,449**	**160,238**	**43,211**	**0**
Current assets					
Inventories	(16)	124,784	106,367	18,082	335
Trade accounts receivable	(17)	57,371	39,383	17,623	365
Other current assets	(18)	32,343	22,319	3,233	6,791
Tax credits	(19)	8,498	5,225	3,273	0
Cash and cash equivalents	(20)	25,553	12,529	12,963	61
Total current assets		**248,549**	**185,823**	**55,174**	**7,552**
Total assets		**451,998**			

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	Group	ESCADA	PRIMERA/Laurèl	Others
Shareholders' equity					
Shareholders' equity	(21)	88,146			
Minority interests	(22)	632			
Total shareholders' equity		**88,778**			
Noncurrent liabilities					
Bonds	(23)	2,330	2,330	0	0
Long-term financial liabilities	(24)	202,395	175,104	27,291	0
Long-term provisions and accrued liabilities	(25)	7,888	7,557	331	0
Deferred tax liabilities	(26)	5,515	2,418	3,097	0
Total noncurrent liabilities		**218,128**	**187,409**	**30,719**	**0**
Current liabilities					
Short-term financial liabilities	(24)	31,913	31,235	678	0
Short-term provisions and accrued liabilities	(25)	39,179	26,797	11,745	637
Trade accounts payable	(27)	52,956	32,938	19,979	39
Other short-term liabilities	(28)	15,867	13,371	2,436	60
Tax liabilities	(29)	5,177	4,300	877	0
Total current liabilities		**145,092**	**108,641**	**35,715**	**736**
Total liabilities and shareholders' equity		**451,998**			

ESCADA GROUP CONSOLIDATED BALANCE SHEET
AS OF OCTOBER, 31, 2003

in thousand euros

			10/31/2003		
ASSETS	Notes	Group	ESCADA	PRIMERA/Laurèl	Others
Noncurrent assets					
Intangible assets	(12)	23,738	18,908	4,830	0
Property, plant and equipment	(13)	80,270	52,015	28,255	0
Financial assets	(14)	9,175	8,952	223	0
Deferred tax credits	(15)	79,696	71,773	7,923	0
Total noncurrent assets		192,879	151,648	41,231	0
Current assets					
Inventories	(16)	134,413	109,104	24,104	1,205
Trade accounts receivable	(17)	54,464	36,238	16,402	1,824
Other current assets	(18)	33,214	24,651	2,956	5,607
Tax credits	(19)	8,729	3,976	4,753	0
Cash and cash equivalents	(20)	14,417	12,975	1,398	44
Total current assets		245,237	186,944	49,613	8,680
Total assets		438,116			

LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Shareholders' equity	(21)	72,993			
Minority interests	(22)	1,304			
Total shareholders' equity		74,297			
Noncurrent liabilities					
Bonds	(23)	118,332	118,332	0	0
Long-term financial liabilities	(24)	67,220	31,924	35,296	0
Long-term provisions and accrued liabilities	(25)	6,959	6,440	519	0
Deferred tax liabilities	(26)	3,784	3,424	360	0
Total noncurrent liabilities		196,295	160,120	36,175	0
Current liabilities					
Short-term financial liabilities	(24)	37,178	460	13,677	23,041
Short-term provisions and accrued liabilities	(25)	51,295	36,793	13,818	684
Trade accounts payable	(27)	58,855	34,687	24,168	0
Other short-term liabilities	(28)	16,771	13,998	2,493	280
Tax liabilities	(29)	3,425	2,815	610	0
Total current liabilities		167,524	88,753	54,766	24,005
Total liabilities and shareholders' equity		438,116			

ESCADA GROUP CONSOLIDATED INCOME STATEMENT
NOVEMBER 1, 2003 - OCTOBER 31, 2004

in thousand euros

		2003/2004			
	Notes	Group	ESCADA	PRIMERA/Laurèl	Others
Sales	(30)	**625,455**	**412,730**	**205,790**	**6,935**
Changes in finished goods and work in progress		-5,685	-424	-4,601	-660
Cost of materials		241,013	143,504	93,717	3,792
Gross profit		**378,757**	**268,802**	**107,472**	**2,483**
Personnel expenses	(31)	148,146	98,971	47,283	1,892
Other operating expenses	(32)	208,729	155,850	50,164	2,715
Other operating income	(33)	25,438	21,552	3,300	586
EBITDA		**47,320**	**35,533**	**13,325**	**-1,538**
Depreciation and amortization	(34)	22,105	17,520	4,585	0
EBIT (before restructuring)		**25,215**	**18,013**	**8,740**	**-1,538**
Restructuring and one-time expenses	(35)	5,394	675	-1,426	6,145
EBIT (after restructuring)		**19,821**	**17,338**	**10,166**	**-7,683**
Net financial expense	(36)	-13,347	-11,359	-1,088	-900
Profit/loss before taxes		**6,474**	**5,979**	**9,078**	**-8,583**
Taxes on income	(37)	1,978	2,698	-720	0
Profit/loss after taxes		**4,496**	**3,281**	**9,798**	**-8,583**
Minority interests		654	-26	680	0
Consolidated profit/loss		**3,842**	**3,307**	**9,118**	**-8,583**

UNDILUTED EARNINGS PER SHARE

	2003/2004	2002/2003
Consolidated profit /loss (in thousand euros)	3,842	-77,746
Weighted number of issued no-par shares	16,268,318	7,243,737
Undiluted earnings per share (in euros)	**0.24**	-10.73

There was no dilution effect in fiscal 2003/2004.

ESCADA GROUP CONSOLIDATED INCOME STATEMENT
NOVEMBER 1, 2002 - OCTOBER 31, 2003

in thousand euros

		2002/2003			
	Notes	Group	ESCADA	PRIMERA/Laurèl	Others
Sales	(30)	620,831	410,113	200,592	10,126
Changes in finished goods and work in progress		-12,289	-4,253	-5,700	-2,336
Cost of materials		243,700	142,482	97,558	3,660
Gross profit		364,842	263,378	97,334	4,130
Personnel expenses	(31)	159,448	107,661	49,150	2,637
Other operating expenses	(32)	242,952	181,414	57,822	3,716
Other operating income	(33)	45,953	40,757	5,060	136
EBITDA		8,395	15,060	-4,578	-2,087
Depreciation and amortization	(34)	27,953	20,454	6,035	1,464
EBIT (before restructuring)		-19,558	-5,394	-10,613	-3,551
Restructuring and one-time expenses	(35)	54,550	23,323	5,598	25,629
EBIT *(after restructuring)*		-74,108	-28,717	-16,211	-29,180
Net financial expense	(36)	-35,761	-14,098	-3,329	-18,334
Profit/loss before taxes		-109,869	-42,815	-19,540	-47,514
Taxes on income	(37)	-32,246	-31,003	-1,439	196
Profit/loss after taxes		-77,623	-11,812	-18,101	-47,710
Minority interests		123	317	-194	0
Consolidated profit/loss		-77,746	-12,129	-17,907	-47,710

CONSOLIDATED FINANCIAL STATEMENTS

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY
NOVEMBER 1, 2003 - OCTOBER 31, 2004

	Issued capital	Additional paid-in capital	Legal reserves
Balance on October 31, 2002	**39,619**	**39,651**	**855**
Dividend distributions			
Loss 2002/2003			
Capital increase	36,251	31,852	
Transfer to reserves for stock options		388	
Transfer to reserves for convertible bond		1,580	
Transfer to earnings reserves			53
Withdrawal from reserves		-66,080	
Change in scope of consolidation/Minority interests			-148
Foreign currency translation differences			
Treasury stock			
Other capital			
Balance on October 31, 2003	**75,870**	**7,391**	**760**
Profit 2003/2004			
Capital increase	8,422	8,027	
Withdrawal from reserves		-1,450	
Transfer to earnings reserves			13
Change in scope of consolidation/Minority interests			
Foreign currency translation differences			
Other capital			
Balance on October 31, 2004	**84,292**	**13,968**	**773**

in thousand euros

Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Treasury stock	Minority interests	Total
17,034	**3,820**	**-6,523**	**4,853**	**-15,799**	**1,752**	**85,262**
	-2,903					-2,903
	-77,746				123	-77,623
						68,103
						388
						1,580
738	-791					0
-11,583	77,663					0
					-571	-719
		-4,718				-4,718
	-9,221			15,799		6,578
			-1,651			-1,651
6,189	**-9,178**	**-11,241**	**3,202**	**0**	**1,304**	**74,297**
	3,842				654	4,496
						16,449
	1,450					0
1,863	-1,876					0
					-1,323	-1,323
		-2,646			-3	-2,649
			-2,492			-2,492
8,052	**-5,762**	**-13,887**	**710**	**0**	**632**	**88,778**

ESCADA GROUP CASH FLOW STATEMENT

in thousand euros

	2003/2004	2002/2003
Consolidated profit/loss before minority interests	4,496	-77,623
Depreciation and amortization of noncurrent assets	22,105	34,534
Write-ups of noncurrent assets	-249	-79
Increase (+)/decrease (-) in long-term provisions	143	-3,845
Other noncash income (-)/expenses (+)	-1,309	6,722
Total cash flow	**25,186**	**-40,291**
Decrease (-)/increase (+) in short-term provisions	-12,116	11,703
Loss (+)/gain (-) on disposal of noncurrent assets	501	-229
Decrease (+) in inventories, trade accounts receivable and other assets	4,431	12,511
Decrease (-)/increase (+) in trade accounts payable and other liabilities	-5,051	15,197
Cash provided by/used in operating activities	**12,951**	**-1,109**
Payments received from disposal of noncurrent assets (residual value of the assets plus gains and less losses from disposal)	2,193	6,271
Capital expenditures for intangible assets	-4,747	-9,774
Capital expenditures for property, plant and equipment	-13,884	-12,860
Payments for new shares in fully consolidated companies	-15,428	-1,690
Other payments received (+)/payments (-) for financial investments	1,100	-58
Payments for equity investments	-380	0
Payments for the acquisition of interests in associated companies	0	-15
Payments for acquisition (-)/from sale (+) of securities	-93	-156
Deconsolidation/sale of subsidiaries	0	-124
Cash and cash equivalents received from first consolidation	0	228
Cash used in investing activities	**-31,239**	**-18,178**
Dividends paid to shareholders	0	-2,903
Payments received from the sale of treasury stock	0	6,578
Repayment (-)/issue (+) of bonds	-100,000	19,912
Payments received from the issue of new stock	0	70,803
Proceeds from (+)/repayment of (-) borrowings	129,910	-71,383
Cash provided by financing activities	**29,910**	**23,007**
Changes in cash and equivalents affecting payments	11,622	3,720
Effect of exchange rate changes on cash and equivalents	-486	-413
Cash and cash equivalents at beginning of period	14,417	11,110
Cash and cash equivalents at end of period	**25,553**	**14,417**

CONSOLIDATED
FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(1) GENERAL INFORMATION

ESCADA Aktiengesellschaft (also called ESCADA AG below), a stock corporation under German law, is the parent company of the ESCADA Group.

ESCADA AG is listed in the Commercial Register of Munich Local Court, under HRB No. 74942.

The ESCADA Group's business operations focus on the design, manufacture and sale of apparel, knit goods and textile goods of all kinds, leather goods, handbags, fashion accessories, fragrances and cosmetics.

The reporting date for the consolidated balance sheet of ESCADA AG is October 31, 2004. The consolidated income statement, statement of changes in equity, cash flow statement, notes to the consolidated financial statements (including segment report), and management's discussion and analysis cover the period from November 1, 2003, to October 31, 2004.

The consolidated balance sheet, consolidated income statement, statement of changes in equity, cash flow statement and segment report are shown in thousands of euros. Figures in the management discussion and analysis are shown in millions of euros.

To provide a more accurate view of the Company's net worth, financial position and earnings, the balance sheet, income statement and segment report have been divided into three business areas: ESCADA, PRIMERA/Laurèl, and Others. The previous year's figures have been adjusted accordingly. The "Others" business area comprises activities that are not directly allocated to either ESCADA or PRIMERA/Laurèl.

(2) APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements of ESCADA AG as of October 31, 2004, were prepared in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) of the International Accounting Standards Board (IASB), with due acknowledgement of the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements include the following material deviations from German law in regard to principles governing recognition, valuation and consolidation, as well as reporting rules:

- Organization of the balance sheet by current and noncurrent items, with corresponding adjustment of values from the previous years (IAS 1);
- Differences in the recognition of deferred taxes (IAS 12);
- Differences in the attribution of beneficial ownership for finance leases (IAS 17);
- In accordance with IAS 27, minority interests must be reported in the consolidated balance sheet separately from borrowings and the equity held by the parent company's shareholders;
- Monetary accounts receivable and liabilities are converted at the exchange rate as of the reporting date (IAS 21);
- The value of treasury shares is deducted from equity, in accordance with SIC 16;
- Derivative financial instruments are stated at fair value in accordance with IAS 39;
- Goodwill subsequent to the time of acquisition has voluntarily been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004.

(3) COMPLIANCE WITH REQUIREMENTS FOR EXEMPTION FROM DUTY TO PREPARE CONSOLIDATED FINANCIAL STATEMENTS UNDER SEC. 292A OF THE GERMAN COMMERCIAL CODE

Under Sec. 292a of the German Commercial Code, the Company is exempt from the duty to prepare consolidated financial statements on the basis of German accounting procedures. The Company has met the following requirements for this exemption:

- It has complied with the requirements of the German Commercial Code (Secs. 290, 295, 296) regarding the scope of consolidation.
- The consolidated financial statements of ESCADA AG as of October 31, 2004, were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB). The informative value of IAS consolidated financial statements can be considered equal to that of consolidated financial statements prepared under the requirements of the German Commercial Code. Additionally, a consolidated management discussion and analysis has also been prepared in compliance with Sec. 315 of the German Commercial Code.
- The exempting consolidated financial statements are consistent with the pertinent requirements of the Fourth and Seventh Directives of the European Union. This opinion was reached in accordance with German Accounting Standards (DRS 1) as established by the German Accounting Standards Committee (DRSC e.V.).
- Deviations from German law in regard to reporting, valuation and consolidation principles are explained under Item (2).
- The employed accounting principles are explained in the notes to the consolidated financial statements.
- The exempting documents have been examined by the independent auditor, who has confirmed that they meet the requirements for exemption.

These prerequisites were assessed in accordance with German Accounting Standard No. 1 (DRS 1) as established by the German Accounting Standards Committee.

(4) SCOPE OF CONSOLIDATION

In addition to the parent company, ESCADA AG, the consolidated Group in the consolidated financial statements comprises 39 fully consolidated companies.

	Nominal capital in thousands	Currency	Share belonging to Group in %
ESCADA Munich			
Europe			
ESCADA (U.K.) Limited, London, United Kingdom	100	GBP	100.0
ESCADA France S.A.R.L., Paris, France	10,622	EUR	100.0
MONTAIGNE EXPANSION S.A., Paris, France	40	EUR	100.0
ESCADA DEVELOPMENT S.A.R.L., Paris, France	3,049	EUR	100.0
ESCADA Monte Carlo S.A.M., Monte Carlo, Monaco	1,500	EUR	100.0
ESCADA Maglia Italia S.r.l., Reggiolo, Italy	10	EUR	100.0
ESCADA Italia S.r.l., Rome, Italy	3,640	EUR	100.0
Grupo ESCADA España S.A., Manresa, Spain	1,505	EUR	100.0
Proyecto Empresarial Invitio S.L., Manresa, Spain	3	EUR	100.0
ESCADA Textilien-Vertriebsgesellschaft m.b.H., Salzburg, Austria	36	EUR	100.0
ESCADA Holding B.V., Amsterdam, Netherlands	136	EUR	100.0
ESCADA Sweden Retail AB, Stockholm, Sweden	250	SEK	100.0
ESCADA d.o.o., Zagreb, Croatia	20	HRK	100.0
ESCADA Logistik GmbH, Reichersberg, Austria	70	EUR	100.0
Germany			
PRIMERA Damenkleiderfabrik GmbH, Aschheim/Munich	26	EUR	100.0
Clasen-Beteiligungs GmbH, Berlin	793	EUR	100.0
ESCADA Textilvertrieb GmbH, Aschheim/Munich	26	EUR	100.0

		Nominal capital in thousands	Currency	Share belonging to Group in %
North America				
ESCADA (USA) Inc., New York, USA	Common stock	2,000	USD	100.0
	Preferred stock	2,700	USD	100.0
B.E.M. Enterprise Ltd., New York, USA		0.1	USD	80.0
ESCADA CANADA Inc., Toronto, Canada	Common stock	3,120	CAD	90.0
	Preferred stock	2,980	CAD	100.0
Asia				
ESCADA Korea Limited, Seoul, Korea		372,000	KRW	100.0
ESCADA (Asia) Ltd., Hong Kong, China		526	HKD	100.0
ESCADA Retails (HK) Limited, Hong Kong, China		8,000	HKD	100.0
PRIMERA (Asia) Ltd., Hong Kong, China		500	HKD	100.0
ESCADA Japan Co., Ltd., Tokyo, Japan		480,000	YEN	100.0
Green Horse Co., Ltd., Tokyo, Japan		10,000	YEN	100.0
PRIMERA MÜNSTER				
Germany				
PRIMERA Holding GmbH, Aschheim/Munich		51	EUR	100.0
PRIMERA AG, Münster		2,556	EUR	100.0
cavita fashion GmbH, Münster		3,042	EUR	100.0
apriori Textilvertriebs GmbH, Münster		2,045	EUR	100.0
PRIMERA Retail GmbH, Münster		511	EUR	100.0
BiBA Mode GmbH, Duisburg		1,534	EUR	75.0
BiBA & pariscop Daub GmbH, Duisburg		128	EUR	75.0
Laurèl GmbH, Aschheim/Munich		2,000	EUR	100.0
Outside Germany				
Laurèl Japan Co., Ltd., Tokyo, Japan		10,000	YEN	100.0
Laurèl China Limited, Hong Kong, China		4,000	HKD	100.0
„Schneberger" Ges.m.b.H., Stadl-Paura, Austria		36	EUR	100.0
PRIMERA Tunisie S.A., Ez-Zahara, Tunisia		670	TND	100.0
PRIMERA (Far East) Limited, Hong Kong, China		100	HKD	100.0

ESCADA Maglia Italia S.r.l., of Reggiolo, Italy, and Proyecto Empresarial Invitio S.L., of Manresa, Spain, are consolidated for the first time.

These companies have not been active until now, are wholly owned, and were acquired in full by founding or purchase toward the end of the fiscal year. There was no goodwill involved.

Their consolidation had no influence on the net worth, financial position and earnings of the ESCADA Group.

Furthermore, the remaining shares of other partners in Grupo ESCADA España S.A., of Manresa, Spain, amounting to 25.14 % of the already fully consolidated company, were acquired as of November 1, 2003. The application of the purchase method yielded a positive difference which is reported as goodwill under intangible assets.

The following companies were not included in the consolidated financial statements because of their immateriality, specifically because their business operations are minimal or suspended, or they have ceased operations entirely.

- ES-KÖ Mode GmbH i.L., Düsseldorf
- Mademoiselle-Mode GmbH, Duisburg
- EPA S.r.l., Florence, Italy
- ELC Handels- und Produktionsges.m.b.H., Budapest, Hungary
- ELC spol. s.r.l., Prague, Czech Republic
- ESCADA Hawaii Inc. i.L., Hawaii, USA
- Madrid Laurèl S.A. i.L., Madrid, Spain
- Schneberger Tunisie S.A.R.L., Ez-Zahara, Tunisia
- Second Season Designer Fashion Handels-GmbH, Aschheim/Munich

(5) EQUITY INVESTMENTS

The ESCADA Group holds equity investments of 19 % in FILUS Verwaltung GmbH & Co Mobilienleasing-OHG, of Munich (share of voting rights); 5.1 % in Clasen GmbH & Co KG, of Berlin; and 5.1 % in Herbert Clasen GmbH, of Berlin. ESCADA AG holds 0.2 % of ESCADA-Shop-Handels Ges.m.b.H., of Vienna, Austria. For lack of material influence the equity interests in Schustermann und Borenstein GmbH (40 %) and ESCADA Shop Frankfurt GmbH (25 %) are not consolidated at equity by the ESCADA Group.

(6) INTERESTS IN ASSOCIATED COMPANIES

The Company's interest in EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (49 %), is included at equity in the consolidated financial statements.

Because of their immateriality, ESCADA's equity interests in ESCADA GENEVE S.A., of Geneva, Switzerland (50 %), and in E.J. Co., Ltd. i.L., of Osaka, Japan (45 % of common stock) are not consolidated at equity.

(7) REPORTING DATE FOR CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statements are prepared as of October 31, 2004, the reporting date for the fiscal year of the Group's parent company, ESCADA AG. This reporting date for the consolidated financial statements is identical to the reporting dates for the balance sheets of the companies included in these financial statements, with the exception of EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (Dec. 31). This company is recognized by way of an interim financial statement at October 31, 2004.

(8) CONSOLIDATION PROCEDURES

Capital consolidation

Capital was consolidated by the purchase method (IFRS 3), offsetting the carrying values of equity interests against the value of the subsidiaries' net assets as of the time of their acquisition.

Debt consolidation

Accounts receivable and liabilities among companies included in the consolidated financial statements are eliminated by debt consolidation.

Consolidation of income and expenses

Intra-Group revenues have been eliminated, as have income and expenses among the companies included in the consolidated financial statements.

Elimination of intra-Group gains and losses

Unrealized profits generated by intra-Group supply relationships and contained in the inventories of the included companies as of the reporting date have been eliminated.

(9) FOREIGN CURRENCY TRANSLATION PRINCIPLES

Reporting currency

The balance sheet and income statement have been prepared in euros.

Foreign currency translation for consolidated subsidiaries

In keeping with IAS 21, the balance sheet items for foreign subsidiaries have been converted at the mid rates as of the reporting date, October 31, 2004. The average exchange rates for the fiscal year are used in converting items for the income statement. Any resulting currency conversion differences are reported as foreign currency translation differences under shareholders' equity in the consolidated balance sheet, with no net effect on the income statement.

If currency conversion differences result from a capital consolidation, they are reported as foreign currency translation differences under the item for shareholders' equity in the balance sheet. They too have no net effect on the income statement.

PRICE OF 1 EURO

	Rate as of reporting date		Average rate	
	10/31/2004	10/31/2003	**2003/2004**	2002/2003
USD	1.2757	1.1638	1.2268	1.1071
CAD	1.5545	1.5340	1.6122	1.5879
GBP	0.6962	0.6882	0.6798	0.6842
AUD	1.7060	1.6498	1.6814	1.7628
TND	1.5763	1.4798	1.5336	1.4403
MYR	4.7900	4.4124	4.6341	4.2005
HKD	9.9385	9.0325	9.5576	8.6268
CHF	1.5304	1.5502	1.5484	1.5085
MAD	11.0900	10.8800	11.0075	10.7767
SEK	9.0600	9.0480	9.1424	9.1369
DKK	7.4330	7.4339	7.4405	7.4284
HRK	7.4796	7.5830	7.4947	7.5366
JPY	135.1500	126.8100	132.9900	130.1292
KRW	1,427.4900	1,373.8100	1,426.3558	1,319.5400

(10) REPORTING AND VALUATION METHODS

General information

The consolidated financial statements of ESCADA AG as of October 31, 2004, were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), with due acknowledgement of the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The annual financial statements of the companies included in the consolidated financial statements were essentially prepared using the parent company's reporting and valuation methods, which are explained below.

Intangible assets

Intangible assets acquired for consideration are capitalized at their acquisition cost. Scheduled depreciation is taken on a straight-line basis over their expected useful life of three to five years. Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004. Where necessary, items have been written down to their lower fair value.

Property, plant and equipment

In compliance with IAS 16, property, plant and equipment are valued at the cost of acquisition or production, as applicable. Noncurrent assets subject to wear and tear undergo scheduled depreciation on a straight-line basis over their expected useful life. Low-value assets are fully depreciated in the year of their acquisition. Where necessary, items have been written down to their lower fair value. The following useful lives are applied as a basis for depreciation:

• Real estate	20-30 years
• Plant and machinery	3-10 years
• Other fixtures & fittings, tools and equipment	3-10 years

Maintenance expenses are treated as expenses for the period.

For lease relationships in which the Group is the lessee, beneficial ownership of the leased property is attributed to the lessee in compliance with IAS 17 if the lessee essentially bears all risks and opportunities associated with ownership (finance leases). The methods of depreciation and useful lives are equivalent to those of comparable owned assets. These items are normally capitalized at acquisition cost as of the signing date of the lease agreement. The corresponding lease obligations are reported under trade accounts payable. The interest component of lease obligations is reported in the income statement for the duration of the lease. If beneficial ownership under a lease remains with the lessor (operating leases), the leased items are reported by the lessor. The associated lease expenses are reported in full as an expense.

Financial assets

Financial investments are normally reported at acquisition cost. Where necessary, items are written down to their lower fair value. If there is no longer any reason to retain the lower valuation, they are written up to their higher fair value (maximum acquisition cost).

Inventories

Raw materials, supplies and merchandise are generally valued at acquisition cost plus incidental acquisition costs, in compliance with IAS 2. Work in progress and finished goods are valued at their cost of production. In addition to direct costs, the production costs also include proportional overheads for production and materials.

Items with impaired marketability are written down to their net realizable value.

Accounts receivable and other assets

Accounts receivable and other assets are normally stated at fair value.

Provisions and accrued liabilities

Provisions are set up under IAS 37 if a past event entails a present legal or constructive obligation, if it is likely that resources having economic value must be expended to meet this obligation, and if the amount of the obligation can be estimated reliably. All recognizable obligations are taken into account under "Other provisions and accrued liabilities." Valuation is based on the probable amount.

Liabilities

Liabilities are stated at their repayment amount. The carrying value of long-term debts is equivalent to their fair value, since they are subject to market interest rates.

Deferred taxes

Deferred taxes are computed on the basis of the liability method, oriented to the balance sheet (IAS 12). Accordingly, deferred tax items are normally formed for all differences in reporting and valuation between IAS principles and tax reporting principles. However, deferred taxes are recognized as an asset item only if they can presumably be realized.

In carrying forward unused tax losses, deferred tax credits are capitalized as a function of the probability that future taxable income will be available against which the unused tax losses can be applied.

The following tax rates are used in calculating deferred taxes:

- Group companies in Germany: 38.65 %
- Group companies outside Germany: Local tax rates

(11) CHANGES IN ASSETS

	Acquisition cost					
	Carried forward 11/1/03	Additions	Disposals	Changes in currency parities	Transfers	**Final status 10/31/04**
I. Intangible assets						
1. Goodwill	11,058	14,039	594	-2	0	24,501
2. Other intangible assets	38,311	4,428	2,052	-377	1,281	41,591
3. Advance payments on intangible assets	2,073	279	614	0	-1,193	545
Total intangible assets	51,442	18,746	3,260	-379	88	66,637
II. Property, plant and equipment						
1. Land and buildings	51,525	26	7,814	-85	-410	43,242
2. Plant and machinery	14,018	224	531	-779	0	12,932
3. Other fixtures & fittings, tools and equipment	151,814	12,309	12,314	-4,392	822	148,239
4. Advance payments on property, plant and equipment	1,033	1,325	728	-16	-500	1,114
Total property, plant and equipment	218,390	13,884	21,387	-5,272	-88	205,527
III. Financial assets						
1. Interests in affiliated companies	4,043	117	22	0	0	4,138
2. Equity investments	13,246	380	0	0	0	13,626
3. Interests in associated companies	15	234	0	0	0	249
4. Loans to associated companies	0	200	0	0	0	200
5. Long-term securities	2,061	137	44	-3	0	2,151
6. Other loans granted	1,858	26	1,533	-14	0	337
Total financial assets	21,223	1,094	1,599	-17	0	20,701
Total noncurrent assets	291,055	33,724	26,246	-5,668	0	**292,865**

Depreciation and amortization								
Carried forward 11/1/03	Additions	Disposals	Changes in currency parities	Transfers	Write-ups	**Final status 10/31/04**	**Book value 10/31/04**	Book value 10/31/03
6,615	122	594	-1	0	0	6,142	18,359	4,443
21,089	5,549	1,787	-238	0	0	24,613	16,978	17,222
0	575	575	0	0	0	0	545	2,073
27,704	6,246	2,956	-239	0	0	30,755	35,882	23,738
21,902	2,368	7,366	-22	-144	9	16,729	26,513	29,623
11,100	918	506	-591	0	0	10,921	2,011	2,918
105,118	13,156	11,127	-2,799	144	0	104,492	43,747	46,696
0	0	0	0	0	0	0	1,114	1,033
138,120	16,442	18,999	-3,412	0	9	132,142	73,385	80,270
3,810	0	22	0	0	0	3,788	350	233
8,010	0	0	0	0	0	8,010	5,616	5,236
6	0	0	0	0	6	0	249	9
0	0	0	0	0	0	0	200	0
0	0	0	0	0	0	0	2,151	2,061
222	0	207	-14	0	0	1	336	1,636
12,048	0	229	-14	0	6	11,799	8,902	9,175
177,872	22,688	22,184	-3,665	0	15	**174,696**	**118,169**	**113,183**

(12) INTANGIBLE ASSETS

Goodwill

Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004. The valuation of goodwill for the PRIMERA/Laurèl business area at EUR 4,324 thousand has been confirmed as a fair value. Goodwill for the ESCADA business area, measured at a carrying value of EUR 119 thousand as of November 1, 2003, has been written off in full as a result of its impaired value.

Goodwill totaled EUR 18,360 thousand as of October 31, 2004 (vs. EUR 4,443 thousand the previous year). Of this amount, EUR 18,323 thousand (vs. EUR 4,443 thousand) pertains to differences resulting from the consolidation of capital, and EUR 37 thousand (vs. EUR 0) pertains to goodwill transferred from financial statements of individual companies.

The additions of EUR 13,999 thousand to goodwill through capital consolidation pertain to the acquisition of the remainder (25.14%) of Grupo ESCADA España in fiscal 2003/2004. The region to which this company is allocated is Spain.

Other intangible assets

This item includes computer software, licenses, and other rights such as subsidies to franchise partners.

(13) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment also includes leased items for which title is attributed to the lessee (finance leases). Aside from finance leases, the ESCADA Group also has numerous rental or lease agreements whose economic content categorizes them as operating leases, under which ownership of the leased item is attributed to the lessor.

Future payments for finance leases and operating leases are due as follows:

PAYMENT OBLIGATIONS FOR FINANCE LEASES AND OPERATING LEASES — in thousand euros

	1 year or less	1 to 5 years	Over 5 years	Total
Finance leases				
Future payments	2,508	8,284	4,168	14,960
Discounting	366	854	1,960	3,180
Net present value	2,142	7,430	2,208	11,780
Operating leases				
Future payments	62,414	170,360	74,406	307,180

The carrying value of capitalized leased assets is EUR 16,983 thousand (previous year: EUR 22,393 thousand), of which EUR 16,877 thousand is in buildings and EUR 106 thousand is in other fixtures & fittings, tools and equipment.

(14) FINANCIAL ASSETS

Interests in affiliated companies

This item pertains to equity interests held in a number of companies that are not consolidated because of their immateriality to the Group's net worth, financial position and earnings.

Equity investments
This item includes a number of companies that are not consolidated at equity because of their immaterial importance or influence.

Interests in associated companies
This item comprises the Company's interest in EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (49 %), which is included at equity in the consolidated financial statements.

	in thousand euros
Acquisition cost	15
Percentage contribution to period earnings 2002/2003	-6
10/31/2003	9
Percentage contribution to period earnings 2003/2004	240
10/31/2004	**249**

Long-term securities
This item is essentially interests held in a retail company.

Other loans granted
This item comprises a number of loans with remaining terms of five years or less.

(15) DEFERRED TAX CREDITS

Deferred taxes total EUR 85,280 thousand (vs. EUR 79,696 thousand). Of this amount, EUR 79,270 thousand (vs. EUR 72,302 thousand) is reported in the single-entity balance sheets of consolidated companies, and EUR 6,010 thousand (vs. EUR 7,394 thousand) results from the elimination of intra-Group profits.

A total of EUR 58,914 thousand (vs. EUR 53,127 thousand) in deferred taxes comprises anticipated future tax savings from accumulated losses carried forward. Current business projections indicate that deferred taxes on losses brought forward can be applied in full within the projection period.

(16) INVENTORIES

The item comprises:

		in thousand euros
	10/31/2004	10/31/2003
Raw materials and supplies	13,977	16,756
Work in progress	11,290	9,578
Finished goods and merchandise	98,880	107,916
Payments on account	637	163
Total	**124,784**	134,413

Inventories to the value of EUR 84,290 thousand (vs. EUR 86,417 thousand) are shown at acquisition or production cost. Write-downs of EUR 27,508 thousand (vs. EUR 43,188 thousand) were taken on acquisition or production costs amounting to EUR 83,042 thousand (vs. EUR 109,718 thousand). Intercompany profits of EUR 15,040 thousand (vs. EUR 18,534 thousand) were eliminated for finished goods and merchandise.

(17) TRADE ACCOUNTS RECEIVABLE

Write-offs and write-downs of EUR 2,935 thousand (vs. EUR 5,643 thousand) were taken on trade accounts receivable in the year under review.

(18) OTHER CURRENT ASSETS

		in thousand euros
	10/31/2004	10/31/2003
Due from affiliated companies	394	565
Due from other companies in which an equity investment is held	14,618	10,845
Due from associated companies	225	0
Other receivables	14,078	15,936
Prepaid expenses	2,283	5,868
Short-term securities	745	0
Total	**32,343**	33,214

(19) TAX CREDITS

Tax credits include income tax refunds of EUR 5,663 thousand (vs. EUR 5,954 thousand) and value-added tax refunds of EUR 2,835 thousand (vs. EUR 2,775 thousand).

(20) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand and checks, together with credit balances in bank accounts. Changes in cash and cash equivalents are shown in the consolidated cash flow statement.

(21) CONSOLIDATED SHAREHOLDERS' EQUITY

Changes in the consolidated shareholders' equity are shown in the statement of changes in equity.

Issued capital

As of October 31, 2004, the issued capital is divided into 16,463,309 no-par bearer shares of common stock. During the period from November 1, 2003, to October 31, 2004, the holders of convertible bonds issued by the Company under the decision of the shareholders' meeting of August 19, 2003, exercised their conversion rights for a total of 1,644,914 no-par shares of the Company. These shares were recorded in the Commercial Register after the reporting date. Accordingly, the Company has issued a total of 1,644,914 new shares.

Authorized capital

As of October 31, 2004, the following capital was authorized under an authorization which will expire on April 10, 2008: EUR 15,000 thousand. New common stock may be issued on one or more occasions, in exchange for cash contributions only.

Conditional capital

Conditional capital comprises two separate segments, Conditional Capital I up to a par value of EUR 3,840 thousand, and Conditional Capital II up to EUR 7,548 thousand, divided into 1,474,146 shares.

Conditional capital increase I will be carried out by issuing up to 750,000 bearer shares of common stock carrying the right to participate in profits as of the beginning of the fiscal year in which the issue takes place, but only to the extent that the pertinent holders exercise stock options granted under the 1998/99 ESCADA Stock Option Plan approved under the authorization of May 6, 1999, as amended on April 3, 2001.

Conditional capital increase II will be carried out only to the extent that holders of convertible bonds issued by ESCADA AG under the resolution of the shareholders' meeting of August 19, 2003, exercise their conversion rights or meet their conversion obligations. The new stock will participate in profits as of the beginning of the fiscal year in which it is created through the exercise of conversion rights or the fulfillment of conversion obligations. Each of the convertible bonds carries the right of conversion to one bearer share of no-par common stock. As of October 31, 2004, of a total of 1,991,163 convertible bonds, each with a par value of EUR 10.00, a total of 1,644,914 had been converted during fiscal 2003/2004, leaving a total of 346,249 still outstanding.

Additional paid-in capital

The additional paid-in capital comprises EUR 2,726 thousand, based on the valuation of stock options.

The exercise of conversion rights from the previous year's convertible bonds for the issue of 1,644,914 new shares, at EUR 10.00 each, generated proceeds totaling EUR 8,027 thousand.

ESCADA AG withdrew EUR 1,450 thousand (vs. EUR 66,080 thousand) from the additional paid-in capital during the year.

Earnings reserves

Changes in the earnings reserves are shown in the statement of changes in equity.

Other capital

The other capital of 710 thousand (vs. EUR 3,202 thousand) results entirely from the treatment of gains and losses on interest-rate swaps and forward-exchange transactions to hedge risks on cash flows, with no net effect on the income statement. This capital comprises:

		in thousand euros
	10/31/2004	10/31/2003
Gains on forward-exchange transactions	2,224	5,575
Losses on forward-exchange transactions/interest-rate swaps	-1,072	-360
Deferred tax liabilities	-858	-2,155
Deferred tax credits	416	142
Total	**710**	3,202

Stock option plan

Under a resolution of the annual meeting of May 6, 1999, as amended on April 3, 2001, the Board of Management was authorized to issue up to 750,000 stock options, one-half of them for common stock and one-half for preferred stock, and to create a conditional capital for this purpose.

A resolution of the special shareholders' meeting on September 18, 2002, converted preferred stock one-for-one to common stock. The meeting also amended the articles of incorporation governing Conditional Capital I accordingly.

As of October 31, 2004, members and former members of the Board of Management of ESCADA AG held 200,000 options, members of the management of Group companies held 105,000 options, and other managerial staff held 235,000 options. A total of 540,000 options have been issued.

Stock options cannot be exercised unless the market price of the stock and the Group's return on invested capital (ROIC) have each risen more than 10% between the options' time of issue and the start of the time window for exercising the options.

Options are subject to a lock-up of two years from their issue date. The options may then be exercised for five years after the expiration of the lock-up period. No stock options have been exercised to date.
In accordance with US GAAP, the value of issued stock options has been recognized with an impact on the income statement, and is included in additional paid-in capital.

(22) MINORITY INTERESTS

Changes in minority interests are shown in the statement of changes in equity.

(23) BONDS

During fiscal 2003/2004, ESCADA AG paid back a bond issue of EUR 100 million.

ESCADA AG carried out a EUR 19,912 thousand convertible bond issue in October 2003. The bond is nominally non-interest-bearing. Each EUR 10.00 bond carries a right to be converted to one bearer share of no-par-value common stock. Conversion is mandatory, and must be exercised no later than September 30, 2013.

The convertible bond issue is classified as a hybrid financial instrument per IAS 39. Its debt capital component was discounted at a standard interest rate and is reported at EUR 2,330 thousand (vs. EUR 18,332 thousand) under "Bonds."

(24) FINANCIAL LIABILITIES

Out of the financial liabilities, which totals EUR 234,308 thousand (previous year: EUR 104,398 thousand), EUR 202,395 thousand (vs. EUR 67,220 thousand) has a remaining term of more than 1 year.

To collateralize the syndicated loan agreement, following the bond repayment in August 2004 the agreed collateral was furnished to the syndicated banks for bank debt with a term from one to five years. This collateral comprises a lien on the Company's interest in PRIMERA Holding GmbH, Negative and Positive Declarations by PRIMERA Holding GmbH and PRIMERA AG that they will not otherwise pledge their interests in their respective subsidiaries and will furnish further security upon demand, an assignment of the contents of warehouses in Germany (EUR 30.6 million), a global assignment of trade accounts receivable, a land lien on the operating property in Dollnstein, and a Negative Declaration by ESCADA AG not to pledge elsewhere any of its interests in other subsidiaries or equity holdings of ESCADA AG, or the ESCADA brand.

In addition, an arrangement was reached with the syndicate banks that the furnished collateral will be released as soon as borrowed capital of at least EUR 100 million is raised on the capital market and is used, after the deduction of documented issue expenses, for the partial refinancing of the syndicated loan. If the collateral is released, the Positive and Negative Declarations regarding such collateral will take effect again.

Bank debts are to be considered financial instruments according to IAS 32. An interest-rate risk exists in regard to variable-interest overdraft obligations. These debts are recognized at market value – i.e., the price a third party would be willing to pay for the rights and/or obligations resulting from the instrument. As of the reporting date, hedges for EUR 75,000 thousand were in place to cover the interest-rate risk on bank debt.

Aside from such reservations of title as are common practice in the industry, the remaining liabilities are not further collateralized.

(25) PROVISIONS AND ACCRUED LIABILITIES

FOR THE PERIOD NOVEMBER 1, 2003 – OCTOBER 31, 2004 — in thousand euros

	Carried forward 11/1/2003	Used	Released	Additions	Changes in currency parities	Final status **10/31/2004** Group
Provisions for pensions	494	302	0	48	-5	235
Provisions for taxes	5,672	1,563	123	2,260	-13	6,233
Other provisions	52,088	31,399	7,197	28,513	-1,406	40,599
Personnel reserves	13,952	10,736	671	12,150	-228	14,467
Accounts payable reserves	9,164	6,408	1,009	5,854	-239	7,362
Other provisions	28,972	14,255	5,517	10,509	-939	18,770
Total	58,254	33,264	7,320	30,821	-1,424	**47,067**

The other provisions include sales-return and warranty provisions of EUR 5,705 thousand (vs. EUR 6,234 thousand) and restructuring provisions of EUR 7,199 thousand (vs. EUR 16,539 thousand). Provisions and other accruals amounting to EUR 7,888 thousand (previous year: EUR 6,959 thousand) have a remaining term of more than one year.

(26) DEFERRED TAX LIABILITIES

Deferred tax liabilities are reported in full in the single-entity financial statements of the consolidated companies.

(27) TRADE ACCOUNTS PAYABLE

Trade accounts payable includes lease obligations as an item corresponding to the capitalized finance leases of EUR 12,225 thousand (vs. 17,341 thousand the year before). Of this amount, EUR 10,415 thousand (vs. EUR 14,162 thousand) is for a term of more than one year.

(28) OTHER SHORT-TERM LIABILITIES

in thousand euros

	10/31/2004	10/31/2003
Payable to affiliated companies	90	87
Payable to companies in which an equity investment is held	176	292
Payable to associated companies	0	284
Other liabilities	11,959	11,958
Deferred income	3,642	4,150
Total	**15,867**	16,771

(29) TAX LIABILITIES

Tax liabilities include income tax liabilities of EUR 3,368 thousand (vs. EUR 1,319 thousand), value-added tax liabilities of EUR 700 thousand (vs. EUR 1,231 thousand), and other tax liabilities of EUR 1,109 thousand (vs. EUR 875 thousand).

(30) SALES

Broken down geographically, this item comprises:

in thousand euros

	2003/2004	2002/2003	Change
Germany	169,097	170,347	-1,250
Outside Germany	456,358	450,484	5,874
Total	**625,455**	620,831	4,624

(31) PERSONNEL EXPENSES

in thousand euros

	2003/2004	2002/2003	Change
Wages and salaries	126,590	136,626	-10,036
Social security contributions	21,556	22,822	-1,266
incl. for pensions	332	411	-79
Total	**148,146**	159,448	-11,302

A number of profit-sharing programs have been implemented for employees.

(32) OTHER OPERATING EXPENSES

in thousand euros

	2003/2004	2002/2003	Change
Selling costs	72,554	88,373	-15,819
Operating costs	81,014	85,522	-4,508
Administrative expenses	24,703	26,626	-1,923
Write-offs and write-downs of accounts receivable	2,935	5,643	-2,708
Other expenses	27,523	36,788	-9,265
Total	**208,729**	242,952	-34,223

(33) OTHER OPERATING INCOME

in thousand euros

	2003/2004	2002/2003	Change
Foreign-exchange differences	10,547	24,171	-13,624
License revenues	6,312	7,528	-1,216
Reversals of provisions	1,372	3,674	-2,302
Reversals of write-downs on accounts receivable	1,794	1,502	292
Other income	5,413	9,078	-3,665
Total	**25,438**	45,953	-20,515

(34) DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION OF INTANGIBLE ASSETS

Depreciation and amortization in the statement of changes in noncurrent assets differs from the figure in the income statement by EUR 583 thousand (previous year: EUR 3,423 thousand). The discrepancy comprises exchange-rate differences of EUR 210 thousand (vs. EUR 371 thousand) and write-downs of EUR 373 thousand (vs. EUR 3,794 thousand) for restructuring measures. The latter are reported under the item for restructuring expenses. Depreciation and amortization comprises:

in thousand euros

	2003/2004	2002/2003	Change
Intangible assets	5,495	7,752	-2,257
Property, plant and equipment	16,610	20,201	-3,591
Total	**22,105**	27,953	-5,848

(35) RESTRUCTURING AND ONE-TIME EXPENSES

This item essentially comprises restructuring costs for the stake in Féraud sold in November 2003, follow-up expenses for the relocation of logistics to Reichersberg, and income from the reversal of restructuring provisions formed the year before.

(36) NET FINANCIAL EXPENSE

The item comprises:

in thousand euros

	2003/2004	2002/2003	Change
Income from equity investments	2,838	66	2,772
Shares of profits (losses) from associated companies	240	-6	246
Proceeds from long-term loans	7	36	-29
Write-downs of financial assets	0	20,343	20,343
Other interest and similar income	552	4,596	-4,044
Other interest and similar expenses	16,174	19,144	2,970
Interest on leasing liabilities	810	966	156
Total	**-13,347**	-35,761	22,414

(37) TAXES ON INCOME

This item comprises income taxes paid or due in individual countries, as well as deferred taxes. The Group's German companies pay local business taxes averaging approximately 16.7 % of earnings. This amount is deductible in computing corporate income tax. Corporate income taxes for 2004 were 25 %, plus a German reunification surcharge of 5.5 %.

Deferred taxes are calculated on the basis of the anticipated local tax rates in the various countries at the time of realization. These rates are normally based on the rules in effect or adopted as of the reporting date. Deferred taxes for Germany have been calculated at a rate of 38.65 % (vs. 38.65 %). Foreign income tax is calculated on the basis of the laws and regulations in effect in the pertinent countries. The tax rates applied for foreign subsidiaries vary from 18 % to 42 %.

in thousand euros

	2003/2004	2002/2003	Change
Taxes paid/due	5,474	1,483	3,991
incl. for Germany	1,589	-413	2,002
incl. for other countries	3,885	1,896	1,989
Deferred taxes	-3,496	-33,729	30,233
Total	**1,978**	-32,246	34,224

Taxes paid or due include tax credits unrelated to the accounting period amounting to EUR 106 thousand (vs. tax expenses of EUR 620 thousand).

Deferred taxes include proceeds of EUR 4,932 thousand (vs. EUR 7,501 thousand) for accumulated losses brought forward from previous years for which no deferred taxes had been capitalized before.

In fiscal 2003/2004, deferred taxes of EUR 447 thousand (vs. EUR 313 thousand) were offset against items that were charged directly to equity.

Reconciliation between expected and actual income tax expenditures:

in thousand euros

	2003/2004	2002/2003	Change
Consolidated profit/loss before taxes	6,474	-109,869	116,343
Expected income tax 40 % (vs. 40 %)	**2,590**	-43,948	46,538
Tax effect of reconciliation items			
Amortization of goodwill	46	1,018	-972
Non-tax-deductible expenses	4,795	9,194	-4,399
Nontaxable income	-1,646	-486	-1,160
Intra-Group write-downs	-349	-7,717	7,368
Tax expenditures and credits unrelated to accounting period	-106	620	-726
Accumulated losses brought forward from previous years and capitalized for the first time	-4,932	-7,501	2,569
Temporary differences for which no deferred taxes were capitalized	52	2,679	-2,627
Non-capitalized deferred taxes	1,938	9,537	-7,599
Different tax rates outside Germany	111	3,340	-3,229
Consumption of losses brought forward and not capitalized in previous years	-718	0	-718
Other deviations	197	1,018	-821
Total reconciliation	**-612**	11,702	-12,314
Actual income tax	1,978	-32,246	34,224

(38) SEGMENT REPORTING

In compliance with IAS 14 (Segment Reporting), certain items from the financial statements have been segmented by line of business and region. The identification of segments is based on the internal reporting system. The aim of segment reporting is to provide transparency as to the profitability and prospects for success of the Group's individual activities. To provide a more accurate view of current business activities, in addition to the ESCADA and PRIMERA/Laurèl business areas, the "Others" business area is shown this year for the first time, with due adjustment of the previous year's figures.

The segments reported under the ESCADA business area are:

- ESCADA Collection
- ESCADA Sport
- Accessories and Licenses
- Additional segments

Because the Laurèl Group was integrated into the PRIMERA Group as of November 1, 2003, these segments have been reported as the PRIMERA/Laurèl sub- group, with due adjustments of the previous year's figures.

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

	ESCADA Collection		ESCADA Sport		Accessories/ Licenses		Additional segments	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Total sales	355,001	370,916	112,275	117,532	44,856	41,955	37,854	34,122
Intersegment sales	73,922	91,271	28,041	30,616	14,125	15,018	21,168	17,507
External sales	281,079	279,645	84,234	86,916	30,731	26,937	16,686	16,615
EBITDA	26.444	9.085	3.295	-153	685	-815	-2.197	769
Depreciation and amortization	6,530	9,869	1,888	2,288	1,053	1,251	743	872
EBIT (before restructuring)	19,914	-784	1,407	-2,441	-368	-2,066	-2,940	-103
Restructuring and one-time expenses								
EBIT (after restructuring)	19,914	-784	1,407	-2,441	-368	-2,066	-2,940	-103
Assets	157,747	158,958	54,112	49,072	23,322	18,076	23,091	22,714
Liabilities	53,791	57,849	16,860	16,708	6,531	7,147	4,723	6,986
Capital expenditures	10,374	11,921	3,643	2,857	1,344	2,006	1,307	1,874
Noncash expenses	290	78	98	26	40	6	19	33

KEY FIGURES BY REGION FOR SEGMENT REPORTING

	Germany		*Rest of Europe*		*North America*		*Asia*		*Other countries*	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
External sales	50,091	52,653	123,671	131,642	122,583	124,861	78,940	72,426	37,446	28,531
Assets	91,734	75,929	67,648	66,904	46,855	55,566	52,035	50,421		
Capital expenditures	3,438	5,810	9,123	6,290	1,284	677	2,823	5,881		

The "Others" business area comprises activities that are not directly allocated to either ESCADA or PRIMERA/Laurèl. These are essentially B.E.M. Enterprise Ltd., of New York, whose business was sold in October 2004, and other marginal activities.

Segment information was determined as follows:

- Intersegment sales refer to sales revenues generated among segments. The billing prices for intra-Group sales are based on market prices.
- Items in the balance sheet and income statement that are not directly allocated to segments of the ESCADA business area are shown in the "Adjustments" column.

in thousand euros

	Adjustments		ESCADA		PRIMERA/ Laurèl		Others		Group	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Total sales			549,986	564,525	246,721	229,246	6,935	10,126	803,642	803,897
Intersegment sales			137,256	154,412	40,931	28,654	0	0	178,187	183,066
External sales			412,730	410,113	205,790	200,592	6,935	10,126	625,455	620,831
EBITDA	7.306	6.174	35.533	15.060	13.325	-4.578	-1.538	-2.087	47.320	8.395
Depreciation and amortization	7,306	6,174	17,520	20,454	4,585	6,035	0	1,464	22,105	27,953
EBIT (before restructuring)			18,013	-5,394	8,740	-10,613	-1,538	-3,551	25,215	-19,558
Restructuring and one-time expenses	675	23,323	675	23,323	-1,426	5,598	6,145	25,629	5,394	54,550
EBIT (after restructuring)			17,338	-28,717	10,166	-16,211	-7,683	-29,180	19,821	-74,108
Assets	85,761	89,772	344,033	338,592	100,413	90,844	7,552	8,680	451,998	438,116
Liabilities	214,145	160,183	296,050	248,873	66,434	90,941	736	24,005	363,220	363,819
Capital expenditures			16,668	18,658	1,964	3,976	0	0	18,632	22,634
Noncash expenses			447	143	0	92	0	0	447	235

in thousand euros

	Adjustments		ESCADA		PRIMERA/ Laurèl		Others		Group	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
External sales			412,730	410,113	205,790	200,592	6,935	10,126	625,455	620,831
Assets	85,761	89,772	344,033	338,592	100,413	90,844	7,552	8,680	451,998	438,116
Capital expenditures			16,668	18,658	1,964	3,976	0	0	18,632	22,634

(39) NOTES TO THE CASH FLOW STATEMENT

In compliance with IAS 7 (Cash Flow Statement), the cash flow statement shows how cash inflows and outflows affected the Group's cash and equivalents over the course of the year.

The cash flow statement distinguishes among changes resulting from operating, investing and financing activities.

Balances comprise cash on hand and checks, together with credit balances in bank accounts.

As of the reporting date, the ESCADA Group was utilizing 86 % of its available lines of credit (vs. 63 %).

(40) FINANCIAL INSTRUMENTS

Financial instruments are contractually based business transactions that include a right to cash or other financial assets. They first of all comprise "primary" financial instruments, such as trade receivables or payables, as well as loans receivable or payable. But they also include "derivative" financial instruments, which are used in hedging transactions to limit exchange-rate risks.

Primary financial instruments are listed in the balance sheet. Their reporting and valuation is explained in the notes to the applicable items.

All derivatives are reported at fair value.

Because of the ESCADA Group's high volume of exports, it incurs exchange-rate risks mostly for transactions in regions using other currencies.

ESCADA AG bills its foreign distribution companies in five currencies: USD, CAD, GBP, HKD and JPY. The foreign-currency exposures that result from these transactions are managed centrally by ESCADA AG, and hedged in compliance with Group guidelines. Hedging is provided when the Group has equivalent monetary flows in a given foreign currency that counterbalance one another in terms of timing and amount. The resulting net exposure is hedged through forward-exchange transactions with banks.

The Group hedges against risks associated with balance-sheet items and cash flows. No valuation units are formed for accounting purposes. Normally valuation is based on the mid rates as of the reporting date.

Gains and losses on forward-exchange transactions to hedge risks on balance-sheet items are included as foreign currency differences under other operating income or other operating expenses, with a net impact on the income statement.

Gains and losses on forward-exchange transactions to hedge risks on cash flows are recorded under shareholders' equity, with no net impact on the income statement. A total of EUR 3,202 thousand (vs. EUR 4,853 thousand) was withdrawn from equity in this way, and EUR 710 thousand (vs. EUR 3,202 thousand) was added.

FORWARD-EXCHANGE TRANSACTIONS — in thousand euros

Nominal volume (net position)		of which Term over 1 year	
10/31/2004	10/31/2003	**10/31/2004**	10/31/2003
181,144	162,474	1,157	4,643

The nominal volume is composed of the net position resulting from buying and selling prices for the individual transactions. The settlement date method is applied.

On October 31, 2004, these had a positive market value of EUR 3,788 thousand for the Group (vs. EUR 5,033 thousand the year before).

To hedge interest-rate risks for bank loans worth EUR 75.0 million, interest-rate swap contracts were signed with a term of more than one year. These are reported using the settlement date method.

On October 31, 2004, these had a negative market value of EUR -786 thousand (vs. EUR 0), which was reported as a provision and charged to equity, making due allowance for deferred taxes, with no net impact on profits.

(41) CONTINGENT LIABILITIES AND OTHER FINANCIAL LIABILITIES

The following contingent liabilities per IAS existed:

		in thousand euros
	10/31/2004	10/31/2003
Issuing and transfer of notes	6,029	5,918
Suretyships and guarantees for bills and checks	18,191	19,987
Warranty agreements	18,062	15,299
Collateral furnished for obligations of others	86	469
Total	**42,368**	41,673

Additionally, letters of comfort have been issued to two companies in which equity interests are held.

The following other financial liabilities are material and worthy of mention:

		in thousand euros
	10/31/2004	10/31/2003
Liabilities under forward-exchange transactions	181,144	162,474
Liabilities under leases	322,140	337,329
incl. due in 2004/2005: EUR 64,922 thousand (vs. EUR 65,841 thousand)		
Other liabilities	9,916	5,446
Total	**513,200**	505,249

(42) RELATED-PARTY TRANSACTIONS

One member of the Board of Management holds an indirect interest in a company that rents a retail shop in Chicago to ESCADA (USA) Inc. The lease is on prevailing market terms, and runs to January 31, 2013.

In fiscal 2003/2004, a short-term loan was extended to one member of the Board of Management on prevailing market terms. The loan had been repaid by the reporting date.

During fiscal 2003/2004, a firm of attorneys in which one member of the Supervisory Board holds an interest was engaged to provide legal counsel.

During the year, a franchise agreement existed with a company in which both ESCADA AG and a member of the Supervisory Board hold an interest. The transaction was conducted on the prevailing market terms. ESCADA AG furthermore issued a letter of comfort for this company.

Furthermore, transactions were carried out on prevailing market terms with a production subsidiary, EPAS d.o.o., of Slovenia (49 % equity interest), which is consolidated at equity, and with an unconsolidated company (50 % equity interest) that operates a retail business in Geneva, Switzerland.

HMD was reimbursed for costs incurred for services above and beyond its duties on the Supervisory Board.

(43) SHARES OF BOARD MEMBERS

As of October 31, 2004, the members of the governing boards of ESCADA AG held, directly or indirectly, the following portions of the stock and convertible bonds issued by the Company.

Board of Management:	10.64 %
Supervisory Board:	28.18 %

(44) EMPLOYEES

The ESCADA Group had the following average numbers of employees as of the reporting date:

EMPLOYEES BY LOCATION	10/31/2004	10/31/2003
Germany	2,027	2,247
Outside Germany	1,859	1,920
Total	**3,886**	4,167

EMPLOYEES BY CATEGORY OF WORK	10/31/2004	10/31/2003
Sales	2,410	2,452
Production	556	712
Design	152	198
Others	768	805
Total	**3,886**	4,167

The basis for the variable remuneration of executive personnel at ESCADA is the Economic Value Added (EVA) Incentive System. The incentive is based on absolute EVA, which is calculated using the following formula:

EVA = net operating profit/loss less cost of capital

Cost of capital = *cost-of-capital rate times business assets*

Any positive change in EVA will pay a positive bonus. Any negative change in EVA results in a negative bonus that is deducted from future positive bonuses.

(45) EVENTS SUBSEQUENT TO OCTOBER 31, 2004

No events requiring explanation occurred subsequent to October 31, 2004.

(46) DECLARATION OF COMPLIANCE

The Declaration required by Sec. 161 of the German Stock Corporations Act has been issued, and is permanently available to shareholders.

(47) BOARD OF MANAGEMENT

Under the articles of incorporation, the Company's Board of Management is to comprise one or more individuals. The number of members is determined by the Supervisory Board.

The following have been members of the Board of Management since the years indicated:

Wolfgang Ley
Grünwald, 1986 (Chairman and CEO)

Dr. Georg Kellinghusen
Munich, 2000
- Member of the Advisory Board, Böhme KG, Geretsried
- Member of the Advisory Board, Verlag Neue Wirtschaftsbriefe (publishing house), Herne
- Member of the Advisory Board, Teleplan International N.V., Veldhoven, Netherlands

Beate Rapp
Munich, 1995

Total compensation for members of the Board of Management amounted to EUR 2,622 thousand this year (vs. EUR 3,551 thousand). This figure includes a variable component of EUR 1,250 thousand (vs. EUR 1,730 thousand).

Under the stock-option plan, current and former members of the Board of Management have subscribed for 200,000 stock options. These options were valued at EUR 1,223 thousand as of their first possible exercise date.

(48) SUPERVISORY BOARD

Under the articles of incorporation, the Supervisory Board comprises twelve members. The following have been members of the Supervisory Board since the years indicated:

Peter Zühlsdorff
Darmstadt, 1997 (Chairman)
- Managing Partner, DIH Deutsche Industrie Holding GmbH, Frankfurt am Main
- CEO, Duales System Deutschland AG (DSD), Cologne
- Member of the Advisory Board, Tengelmann Verwaltungs- und Beteiligungsgesellschaft GmbH, Mühlheim an der Ruhr
- Chairman of the Supervisory Board, GfK AG, Nuremberg
- Chairman of the Supervisory Board, TV Loonland AG, Munich
- Chairman of the Supervisory Board, Merck KGaA, Darmstadt
- Member of the Supervisory Board, Deutz AG, Cologne
- Member of the Supervisory Board, Kaisers Tengelmann AG, Viersen
- Member of the Board of Directors, The New Germany Fund, New York, USA

Karl-Heinz Schweigert
Erding, 1992 (Vice-Chairman) (to October 2004)
- Vice-Chairman, ESCADA AG Works Council

Jürgen Wagner
Munich, 2002 (Vice-Chairman)
(from November 2004)
- Regional organizer, IG Metall

Karin Braun
Erding, 1992 (to October 2004)
- Chairwoman, ESCADA AG Works Council

Peter Darrow
(from August 2004)

Dr. Robert Dissmann
Munich, 1986
- *Attorney-at-Law and German Certified Public Accountant*
- Managing Director, Dissmann Orth Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft GmbH
- Member of the Advisory Board, FRIMO Group GmbH & Co., Lotte
- Member of the Supervisory Board, MAHAG Münchner Automobil-Handel Haberl GmbH, Munich

Rainer Fleck
Taufkirchen/Vils (from November 2004)
- Head of Corporate Controlling, ESCADA AG

Dr. Clemens Haindl
Neusäss, 2003
- Entrepreneur

Abel Halpern
London, 2003 (to July 2004)
- Investment Manager and Partner, HMD Partners LP, Palm Beach, Florida, United States
- Member of the Board of Directors, Bally International Ltd, Caslano, Switzerland
- Member of the Board of Directors, Ducati Motor Holding S.P.A., Bologna, Italy
- Member of the Board of Directors, Sundari, New York, New York, United States

Susanne Hartmann
Hohenkammer (from November 2004)
- Commercial employee, ESCADA AG
- Works Council of ESCADA AG

Gisela Hennig
Oberhausen (from November 2004)
- Commercial employee, BiBA Pariscop Daub GmbH, Duisburg
- Chairman of the Works Council, BiBA Pariscop Daub GmbH, Duisburg

Herlinde Irl
Erding, 1992 (to October 2004)

- Head of Accounting, ESCADA AG

Federico Minoli
Boston, 2003

- President and CEO, Ducati Motor Holding S.P.A., Bologna, Italy
- Partner, HMD Partners LP, Palm Beach, Florida, United States
- Member of the Board of Directors, Mantero Fianziaria s.p.s., Como, Italy
- Member of the Board of Directors, Uno A Erre Italia S.P.A., Arezzo, Italy
- Member of the Board of Directors, Bally International Ltd, Caslano, Switzerland

Helga Sehr
Munich, 1992

- Secretary, IG Metall Administrative Offices, Munich
- Member of the Supervisory Board, Bosch Sicherheitssysteme GmbH, Stuttgart

Maria Teppler
Krefeld, 1997 (to November 2003)

- Chairwoman of the Works Council, Féraud GmbH, Krefeld

Udo Vogt
Münster (from November 2004)

- Chairman of the Works Council, PRIMERA AG, Münster
- Warehouse Manager, PRIMERA AG, Münster

Richard Waryn
London, August 2003

- CEO of Centurion Capital Ltd., London, England
- Member of the Board of Directors, Centurion Capital Holding Ltd., London, England
- Member of the Board of Directors, European New Horizon Partnership, Cayman Islands
- Investment Advisor, Finartis Private Equity Limited, London, England

The members of the Supervisory Board received total compensation of EUR 203 thousand for fiscal 2003/2004 (vs. EUR 216 thousand).

AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by the ESCADA Aktiengesellschaft for the business year from November 1, 2003, to October 31, 2004. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with International Financial Reporting Standards (IFRS) / International Accounting Standards (IAS) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with IFRS/IAS.

Our audit, which also extends to the group management report prepared by the executive board for the business year from November 1, 2003, to October 31, 2004, has not led to any reservations. In our opinion, on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from November 1, 2003, to October 31, 2004 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, January 28, 2005

AWT Horwath GmbH
Wirtschaftsprüfungsgesellschaft

F. Schröder — Wirtschaftsprüfer

Th. Steiner — Wirtschaftsprüfer

INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2004

in thousand euros

Company	Capital stock Nominal capital held	Currency	%	Equity[4]	Net profit/loss for last fiscal year[4]
DIRECT HOLDINGS					
Germany					
ESCADA Textilvertrieb GmbH, Aschheim	25.6	EUR	100.0	-3,934.1	-1,232.2
Primera Holding GmbH, Aschheim	51.1	EUR	100.0	44,033.6	-0.3
Primera Damenkleiderfabrik GmbH, Aschheim	25.6	EUR	100.0	3,271.9	[1]
ES-KÖ Mode GmbH i.L., Düsseldorf	153.4	EUR	100.0		[2]
FILUS Verwaltung GmbH & Co Mobilienleasing-OHG, Munich	25.6	EUR	100.0		[3]
Mademoiselle-Mode GmbH, Duisburg	25.6	EUR	100.0		[2]
ESCADA Shop Frankfurt GmbH, Frankfurt	50.0	EUR	25.0		[2]
Outside Germany					
ESCADA (USA) Inc., New York, USA					
Common stock	2,000.0	USD	100.0		
Preferred stock	2,700.0	USD	100.0	19,919.9	7,346.8
ESCADA CANADA Inc., Toronto, Canada					
Common stock	2,808.0	CAD	90.0		
Preferred stock	2,980.0	CAD	100.0	-1,732.9	-261.5
ESCADA (U.K.) Limited, London, Great Britain	100.0	GBP	100.0	-19,568.4	-3,431.8
ESCADA France S.A.R.L., Paris, France	10,622.5	EUR	100.0	14,643.1	-5,173.4
ESCADA DEVELOPMENT S.A.R.L., Paris, France	3,049.0	EUR	100.0	154.8	-262.0
ESCADA Italia S.r.l., Rome, Italy	3,640.0	EUR	100.0	5,715.7	269.1
ESCADA Maglia Italia S.r.l., Reggiolo, Italy	10.0	EUR	100.0	10.0	0.0
Proyecto Empresarial Invito S.L., Manresa, Spain	3.1	EUR	100.0	-40.1	-43.2
ESCADA-Shop-Handels Ges.m.b.H., Vienna, Austria	0.1	EUR	0.2		[2]
ESCADA Sweden Retail AB, Stockholm, Sweden	250.0	SEK	100.0	-1,525.6	-160.1
ESCADA Holding B.V., Amsterdam, Netherlands	136.1	EUR	100.0	18,776.6	-206.8
ESCADA Japan Co., Ltd., Tokyo, Japan	480,000.0	YEN	100.0	12,676.6	-636.4
ESCADA Korea Limited, Seoul, Korea	372,000.0	KRW	100.0	-8,117.0	-1,624.2
ESCADA GENEVE S.A., Geneva, Switzerland	250.0	CHF	50.0	153.0	32.5
ELC Handels- und Produktions GmbH i.L., Budapest, Hungary	9,600.0	HUF	50.0		[2]
ESCADA Hawaii Inc. i.L., Hawaii, USA					
Common stock	6,700.0	USD	95.7		
Preferred stock	700.0	USD	70.0		[2]
EJ Co., Ltd., i.L. Osaka, Japan					
Common stock	473,750.0	YEN	45.0		
Preferred stock	125,000.0	YEN	66.7		[2]
EPA S.r.l., Florence, Italy	10.0	EUR	100.0		[2]
ESCADA d.o.o., Zagreb, Croatia	20.0	HRK	100.0	-187.8	22.7
ESCADA Logistik GmbH, Reichersberg, Austria	70.0	EUR	100.0	106.0	35.5
EPAS proizvodno podjetje d.o.o., Gornja Radgona, Slovenia	3,430.0	SIT	49.0	508.6	491.2
Laurèl China Limited, Hong Kong, China	40.0	HKD	1.0	-32.6	704.9

INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2004

in thousand euros

Company	Capital stock Nominal capital held	Currency	%	Equity[4]	Net profit/loss for last fiscal year[4]
INDIRECT HOLDINGS					
Germany					
Subsidiaries of Primera Holding GmbH					
Primera AG, Münster	2,556.5	EUR	100.0	36,426.0	4,834.0
Subsidiaries of Primera AG					
Laurèl GmbH, Aschheim	2,000.0	EUR	100.0	4,325.6	2,183.0
cavita fashion GmbH, Münster	3,042.2	EUR	100.0	6,056.1	[1]
apriori Textilvertriebs GmbH, Münster	2,045.2	EUR	100.0	2,049.7	[1]
Primera Retail GmbH, Münster	511.3	EUR	100.0	-4,164.7	[1]
„Schneberger" Ges.m.b.H., Stadl-Paura, Austria	36.3	EUR	100.0	272.6	109.2
Schneberger Tunisie S.A.R.L., Ez-Zahara, Tunisia	1.0	TND	100.0		[2]
Primera Tunisie S.A., Ez-Zahara, Tunisia	670.0	TND	100.0	90.5	49.9
Biba Mode GmbH, Duisburg	1,150.4	EUR	75.0	9,146.0	2,713.3
Primera (Far East) Limited, Hong Kong, China	100.0	HKD	100.0	50.1	24.7
Subsidiaries of Primera Retail GmbH					
E.L.C. spol., s.r.o., Prague, Czech Republic	100.0	CSK	100.0		[2]
Subsidiaries of BiBA Mode GmbH					
Biba & pariscop Daub GmbH, Duisburg	127.8	EUR	100.0	793.2	[1]
Subsidiaries of Primera Damenkleiderfabrik GmbH					
Clasen GmbH & Co. KG, Berlin	78.2	EUR	5.1		[2]
Herbert Clasen GmbH, Berlin	2.6	EUR	5.1		[2]
Clasen-Beteiligungs GmbH, Berlin	792.5	EUR	100.0	3.690.3	7.1
Second Season Designer Fashion Handels GmbH, Aschheim	25.6	EUR	100.0		[2]
Schustermann & Borenstein GmbH, Munich	163.6	EUR	40.0	12,976.5	3,638.0
Tochterunternehmen der Laurèl GmbH					
Laurèl Japan Co., Ltd., Tokyo, Japan	10,000.0	YEN	100.0	410.4	530.1
Laurèl China Limited, Hong Kong, China	3,960.0	HKD	99.0	-32.6	704.9
Subsidiaries of ESCADA Textilvertrieb GmbH					
ESCADA *Textilien-Vertriebsgesellschaft m.b.H.*, Salzburg, Austria	36.3	EUR	100.0	-4,169.2	-534.3

INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2004

in thousand euros

Company	Capital stock Nominal capital held	Currency	%	Equity[4]	Net profit/loss for last fiscal year[4]
Outside Germany					
Subsidiaries of ESCADA (USA) Inc.					
B.E.M. Enterprise Ltd., New York, USA	0.1	USD	80.0	-21,392.3	-2,438.0
ESCADA Hawaii Inc. i.L., Hawaii, USA					
Preferred stock	300.0	USD	30.0		[2]
Subsidiaries of ESCADA Holding B.V.					
ESCADA (Asia) Ltd., Hong Kong, China	526.3	HKD	100.0	13,272.0	2,330.2
Primera (Asia) Ltd., Hong Kong, China	500.0	HKD	100.0	-2.012.0	-65.7
Subsidiaries of ESCADA (Asia) Ltd.					
ESCADA Retails (HK) Limited, Hong Kong, China	8,000.0	HKD	100.0	419.3	-421.0
Subsidiaries of ESCADA France S.A.R.L.					
ESCADA Monte Carlo S.A.M., Monte Carlo, Monaco	1,500.0	EUR	100.0	1,938.6	81.4
MONTAIGNE EXPANSION S.A., Paris, France	40.0	EUR	100.0	316.4	1,162.8
Subsidiaries of ESCADA Japan Co., Ltd.					
Green Horse Co., Ltd., Tokyo, Japan	10,000.0	YEN	100.0		[2]
Subsidiaries of Proyecto Empresarial Invito S.L., Spain					
Grupo ESCADA España S.A., Manresa, Spain	1,505.0	EUR	100.0	8,381.5	2,693.8
Subsidiaries of Grupo ESCADA España S.A., Manresa, Spain					
Madrid Laurèl S.A. i.L. Manresa, Spain	0.2	EUR	50.0		[2]

Equity in foreign currencies is converted at the official mid rates as of the reporting date. The net profit or loss from the most recent fiscal year in foreign currencies is converted at the average rate for fiscal 2003/2004.

[1] There was no net profit or loss for the year because of earnings transfer agreements.
[2] Information on equity and on earnings for the last fiscal year is omitted, in exercise of the option set forth in Secs. 286 (3) Sentence 1 No. 1 and 313 (2) No. 4 Sentence 3 of the German Commercial Code, for ES-KÖ Mode GmbH i.L. , Düsseldorf; Second Season Designer Fashion Handels GmbH, Aschheim; ESCADA Shop-Handels Ges.m.b.H., Vienna, Austria; ELC Handels- und Produktions GmbH i.L., Budapest, Hungary; ESCADA Hawaii Inc. i.L., Hawaii, USA; EJ Co. Ltd. i.L., Osaka, Japan; EPA S.r.l., Florence, Italy; Schneberger Tunisie S.A.R.L., Ez-Zahara, Tunisia; E.L.C., spol., s.r.o., Prague, Czech Republic; Clasen GmbH & Co. KG, Berlin; Herbert Clasen GmbH, Berlin; Green Horse Co., Ltd, Tokyo, Japan; Madrid Laurèl S.A. i.L., Manresa, Spain; Mademoiselle Mode GmbH, Duisburg; ESCADA Shop Frankfurt GmbH, Frankfurt
[3] In exercise of the option under Secs. 286 (3) Sentence 2 and 313 (2) No. 4 Sentence 4 of the German Commercial Code, no information is provided about the equity or earnings of FILUS Verwaltung GmbH & Co Mobilienleasing-OHG, Munich.
[4] Information refers to financial statements under IAS for the companies included in the consolidated financial statements.

NOTES TO THE ESCADA AG ANNUAL FINANCIAL STATEMENTS (ABRIDGED)

ESCADA AG is the parent company of the ESCADA Group. The annual financial statements of ESCADA AG as of October 31, 2004, were prepared under the German Commercial Code (HGB). The full annual financial statements of ESCADA AG, in their statutory presentation, received an unqualified audit opinion (AWT Horwath GmbH, January 24, 2005). The annual financial statements are published in Germany's Federal Gazette, and filed with the Munich Commercial Register under No. HRB 74 942.

INCOME STATEMENT OF ESCADA AG FOR THE PERIOD FROM NOVEMBER 1 TO OCTOBER 31 — in million euros

	2003/2004	2002/2003
Sales	238.1	247.1
Cost of materials	129.8	136.6
Gross profit	108.3	110.5
Gross profit in % of Sales	**45.5**	44.7
Total operating expenses	124.9	191.0
Total operating income	48.9	33.1
EBITDA	**32.3**	-47.4
Depreciation and amortization	6.4	6.9
EBIT	**25.9**	-54.3
Net financial result	-8.3	-39.6
Earnings before taxes	**17.6**	-93.9
Extraordinary expenses	4.2	-
Income taxes	-	-0.5
Net profit (PY: Net loss)	**13.4**	-93.4
Balance sheet loss (gain) from the previous year	-14.8	1.0
Withdrawals from capital reserves	1.4	66.1
Withdrawals from revenue reserves	0	11.5
a) from the treasury stock reserve		-8.4
b) from other revenue reserves		
Addition to other revenue reserves		8.4
Balance sheet gain/ loss	**0.0**	-14.8

ESCADA AG sales went down by EUR 9.0 million compared to the previous year (-3.6 %), moving from EUR 247.1 million to EUR 238.1 million. Sales were impacted negatively by the continuing reserve in consumer spending in Germany, and by the falling exchange rates in North America and Asia. Domestic sales dropped from EUR 53.9 million by EUR 2.4 million (-4.5 %) to EUR 51.5 million. Foreign sales dropped from EUR 193.2 million by EUR 6.6 million (-3.4 %)

to EUR186.7 million. The export share of ESCADA AG remained nearly constant at 78.4 % (previous year: 78.2 %). Sales development was very satisfactory in Eastern Europe, which currently is the region with the highest growth rates for ESCADA AG.

Due to the decline in sales, gross profit fell by EUR 2.2 million, from EUR 110.5 million to EUR 108.3 million in absolute terms, but saw a percentage increase from 44.7 % to 45.5 % relative to sales.

Operating expenses were down EUR 66.1 million from the previous year's level, falling from EUR 191.0 million to EUR 124.9 million. Following the previous year's restructuring expenses and non-operating and one-off expenses totaling EUR 58.4 million, the positive cost-saving effects of the successful restructuring program showed the following results during the financial year:

- Reduction of selling expenses by EUR 5.3 million through reducing collections and streamlining the distribution structures;
- Decline in the cost of office space by EUR 3.2 million through shop closings and reduction in the amount of rented space;
- Decline in administrative costs by EUR 5.4 million by streamlining the administrative structures;
- Decline in personnel expenses by EUR 4.1 million and incidental personnel costs by EUR 3.0 million as a result of the reduction in personnel.

Other operating income rose by EUR 15.8 million to EUR 48.9 million, mainly due to the capital gain of EUR 22.7 million recorded in the course of the integration of the Spanish distribution company into a new holding structure. Other operating income also included currency gains of EUR 7.6 million, income from royalties to the amount of EUR 6.3 million and income from the release of valuation write-downs on receivables from affiliated companies totaling EUR 5.6 million. The currency gains resulted from hedging of exchange rates and represent a compensatory item to exchange rate differences in sales revenues arising from falling exchange rates in the course of the year.

Earnings before depreciation and amortization (EBITDA) improved by EUR 79.7 million from EUR -47.4 million to EUR 32.3 million. Earnings before interest and taxes amounted to EUR 25.9 million (previous year: EUR -54.3 million).

The negative financial result improved significantly by EUR 31.3 million to EUR -8.3 million following the one-off consolidation-neutral write-downs of investments and loss transfers from affiliated companies in the previous year.

Income from ordinary activities, which totaled EUR 17.6 million, was EUR 111.5 million up on the previous year's figure of EUR -93.9 million. Net income for the year, after extraordinary restructuring expenses of EUR 4.2 million from the sale of the Féraud investment in November 2003, came to EUR 13.4 million. The previous year's result was a net loss of EUR 93.4 million.

ESCADA AG, MUNICH, BALANCE SHEET AS OF OCTOBER 31, 2004

in million euros

ASSETS	Oct 04	Oct 03
Noncurrent assets	222.1	135.9
Current assets		
Inventories	48.0	44.4
Trade accounts receivable	8.7	8.6
Other receivables, liquid assets and prepaid expenses	82.1	146.6
Balance sheet total	**360.9**	335.5

LIABILITIES AND SHAREHOLDERS' EQUITY	Oct 04	Oct 03
Shareholders' Equity	98.5	68.6
Provisions	15.7	23.1
Non-interest-bearing convertible bond	3.5	19.9
Bond	0.0	100.0
Bank debt	201.7	75.5
Other liabilities, deferred income	41.5	48.4
Total liabilities and shareholders' equity	**360.9**	335.5
Economic capital ratio in % (assuming full conversion)	28.30%	26.40%

The balance sheet of ESCADA AG shows the following changes as of October 31, 2004, compared to the previous year's balance sheet date:

- Increase in noncurrent assets by EUR 86.2 million to EUR 222.1 million, particularly through capital increases at ESCADA FRANCE S.A.R.L., Paris, France, to the amount of EUR 20 million, and at Primera Holding GmbH, Aschheim, to the amount of EUR 24 million, the extension of medium-term loans to PRIMERA AG, to the amount of EUR 30 million, and to the Spanish Holding company, to the amount of EUR 40 million. These measures, which facilitated the financial restructuring of the affiliated companies, were carried out from current assets with neutral effects on the Group's liquidity through transfers of receivables from affiliated companies.

- Shareholders' equity increased by EUR 29.9 million to EUR 98.5 million through the stock conversion of convertible bonds of EUR 16.5 million, and the net income for the year to the amount of EUR 13.4 million. In consideration of the convertible bonds still outstanding, the economic capital ratio is 28.3 %, and could thus be improved by 1.9 percentage points compared to the previous year.
- Bank debt increased by EUR 126.2 million to EUR 201.7 million, mainly as a result of the repayment of the EUR 100 million bond, which was financed through bank loans from the consortial loan, and the central financing of the group companies. The balance sheet total rose by EUR 25.4 million to 360.9 million.

REPORT OF THE SUPERVISORY BOARD FOR FISCAL 2003/2004

The Supervisory Board of ESCADA AG met five times during fiscal 2003/2004, including its special meeting on June 3, 2004. The Audit Committee met once during the year under review. Additional votes were held in the Standing Committee (Personnel Committee), the M&A Committee and the Strategy Committee.

Between meetings as well, the members of the Supervisory Board, and especially its Chairman, were in regular oral or written contact with the Board of Management of ESCADA AG, which kept them current about the business performance of ESCADA AG and the ESCADA Group, as well as important decisions.

The main focus of the year under review at ESCADA AG and in the ESCADA Group was implementing the program inaugurated Group-wide in September 2003 to cut structural costs and put the Company on a lean platform. At all of its meetings, the Supervisory Board sought and obtained detailed information regarding the progress of restructuring measures. In particular, it examined whether these measures were being carried out systematically and on schedule, and whether they were achieving their ends in light of the need to pare back the Group's cost base and general complexity. These reviews found that the restructuring measures were being carried out in full and on schedule. Indeed, in some regards they were ahead of schedule.

Specifically, the Board's deliberations focused primarily on the following issues:

- Staff cutbacks and internal restructuring at all levels, as part of the restructuring program;
- The impact of the measures to raise capital, successfully completed in the fall of 2003, along with further measures to safeguard the ESCADA Group's financing base and improve its financing structure;
- The sale of the Group's interest in Féraud GmbH, including a final settlement with the insolvency administrator, and the sale of the business operations of B.E.M. Enterprise Ltd. as part of an asset deal.
- The measures to restructure and expand the licensing business;
- Increasing the Group's interest in Grupo ESCADA España S.A. to 100 percent;
- Restructuring and reorienting the PRIMERA Group;
- Management's plans for the further development of the ESCADA brand, and for tapping key markets in Eastern Europe and Asia.

There were no changes in the Board of Management during the year under review.

The membership of the Supervisory Board underwent the following changes in 2003/2004:

- Mr. Abel Halpern, a partner in HMD Partners LP, resigned from the Board effective July 31, 2004. Mr. Peter Darrow, also a partner in HMD Partners LP, joined the Board as of August 1, 2004.
- The terms of employee representatives Ms. Karin Braun, Ms. Herlinde Irl and Mr. Karl-Heinz Schweigert expired as of the end of the fiscal year on October 31, 2004. Ms. Maria Teppler had already resigned from the Board as of November 30, 2003. Succeeding them, Mr. Rainer Fleck, Ms. Susanne Hartmann, Mr. Udo Vogt and Ms. Gisela Hennig have held seats on the Board since November 1, 2004.

The 2003/2004 annual financial statements of ESCADA AG and the consolidated financial statements and management's discussion and analysis for ESCADA AG and the Group were audited by the appointed independent auditors, AWT Horwath GmbH, Wirtschaftsprüfungsgesellschaft, of Munich, and received unqualified audit opinions. The independent auditors participated in the meetings of the Supervisory Board and Audit Committee concerning the financial statements, explained their findings, and answered questions from members of the Board.

The Supervisory Board endorsed the independent auditors' findings, and examined the annual financial statements, management's discussion and analysis, the consolidated financial statements, and the consolidated management's discussion and analysis, at the meeting convened for this purpose on February 15, 2005. The Supervisory Board found no cause for objection, and approved the annual financial statements and the management's discussion and analysis for ESCADA AG and the Group. The annual financial statements are thereby officially adopted in compliance with Sec. 172 of the German Stock Corporations Act.

In fiscal 2003/2004, the ESCADA Group achieved turnaround and once again showed a consolidated net profit. This accomplishment called for a large number of steps within the restructuring program, entailing great commitment and dedicated work from the staff. The Supervisory Board would like to express its deepest gratitude to all employees for their successful hard work. Thanks to their resolute implementation of the package of structural changes, the ESCADA Group now has good prospects for profitable growth in the years to come, even though the market environment in women's luxury fashions remains difficult.

Munich, February 15, 2005

Peter Zühlsdorff, Chairman of the Supervisory Board

Additional paid-in capital
A reserve accumulated from premiums on stock issues. A premium is the portion of the price investors pay for a stock in excess of the stock's par value.

Assets
The items on the left side of a balance sheet laid out in standard accounting form. The assets side provides information about the composition of a company's resources.

Bond
A general term for fixed-yield securities with contractually established redemption terms, used to raise long-term financing for the issuer (debtor).

Capital increase
Raising the amount of capital stock by selling new, or "junior," shares (in the case of a capital increase in return for contributions).

Capital market
The market for trading in medium and long-term capital investments.

Capital Stock
A company's capital deriving from its stock. The capital stock is equivalent to the par value of all issued shares.

Cash flow
The surplus of cash and cash equivalents generated by current business operations.

Cash flow statement
A statement of changes in cash and cash equivalents during a fiscal year, as a consequence of cash generated by or used in operating activities, investing activities and financing activities.

CEO
Chief Executive Officer.

CFO
Chief Financial Officer.

Common stock
Unlike preferred stock, common stock carries rights to vote at the shareholders' meetings.

Consolidation
The aggregation of the annual financial statements of a group's companies into a single set of Group ("consolidated") financial statements.

Convertible Bond
A bond that carries the right to be converted into the underlying stock, at a predetermined ratio.

COO
Chief Operating Officer.

Core business
Business operations that are the primary focus of a company's activities.

Cost of goods sold
The amount of raw materials and supplies, semifinished or finished products purchased from outside, and third-party services needed to achieve a certain sales figure, valued at acquisition price.

Coverage
The analysis of a company by bank analysts.

Current assets
One of the two principal components of the assets side of the balance sheet; the other is noncurrent assets. It includes all asset items not intended to serve business operations for the long term, such as inventories, receivables and marketable securities.

DAX (German Stock Index)
A list of 30 representative stocks. It is an indicator for the price performance of the German stock market.

Deferred taxes
Future tax credits and tax liabilities calculated on the basis of reporting and valuation differences between the principles used for consolidated financial statements (IAS) and the individual tax valuation approaches for the individual companies.

Depreciation and amortization
The amount by which the costs of noncurrent asset items is systematically reduced to reflect how their individual components lose value due to the expiration of time. The reduction is determined on the basis of expected useful life and production cost. Depreciation refers to tangible assets, and amortization to intangible assets.

Dividend
A portion of profits paid out for each share of a corporation's stock. The annual meeting of shareholders decides on the size of a dividend and its manner of payment.

EBIT (Earnings before interest and taxes)
Operating income before the deduction of interest and income taxes. Used synonymously in this report with "net operating income" and "operating earnings."

EBITDA
Earnings before interest, taxes, depreciation and amortization. An operating earnings figure which, like EBIT, excludes exceptional influences. This presentation of operating earnings eliminates both leverage and tax charges (which differ from one country to another).

Economic Value Added (EVA)
An integrated system for corporate management via the consistent use of a single value parameter. The difference between earnings (before interest but after taxes), and the cost of capital.

Financial press conference
A press conference at which the audited figures for the past fiscal year are released.

Free float
The proportion of a company's stock that is freely traded on the market. As defined by Deutsche Börse: amounts of stock held by any shareholder who cumulatively owns less than 5 % of the company's stock or - no matter what the size of the holding - the interests owned by asset managers and trust companies, funds and pension funds, holding companies, investment companies or foreign investment companies, as part of their special funds held under short-term investment strategies.

Gross domestic product (GDP)
The total of all goods and services produced, plus non-deductible sales taxes, adjusted for goods consumed.

Gross profit
The difference between the selling price for merchandise exclusive of value-added tax (net sales revenues) and for the volume of merchandise used (net sales revenues - cost of goods sold = gross profit).

IASB
International Accounting Standards Board.

IFRIC
International Financial Reporting Interpretations Committee.

IFRS
International Financial Reporting Standards.

Income statement
Expenses and income listed against one another to determine the company's earnings and present where the earnings come from. A mandatory part of the annual financial statements.

Index
A value that measures the performance of a given group of securities.

International Accounting Standards (IAS)
The accounting principles promulgated by the International Accounting Standards Committee (IASC).

Issue price
The price at which a new security is offered for sale.

Items pertaining to other periods
Both the assets and the liabilities side of every German balance sheet contain items pertaining to other periods. On the assets side, these are generally prepaid expenses; on the liabilities side, deferred income (income received in advance).

Liabilities and shareholders' equity
The items on the right side of a balance sheet laid out in standard accounting form. These provide information about the composition of a company's capital (where its resources come from), and about any accumulated profits for the accounting period.

Market capitalization
The value of a company as determined by multiplying the number of outstanding shares of stock times the price per share.

MDAX
An index of the Deutsche Börse that as of March 24, 2003, includes the 50 largest listed companies (after the DAX 30) in conventional sectors. To be included in the MDAX, a company must be part of the "Prime Standard" segment.

Net operating income
A term for income from ordinary business activities. Operating income includes income from business operations together with net income from financial operations and equity investments.

Non-core business
Business operations that are not the company's primary focus, and that are to be divested in the future.

Noncurrent assets
Assets kept for use over an extended term.

Other operating income
An item in the income statement. It covers all income from ordinary business activities that is not categorized as sales or work on own account capitalized.

Par Value
The par value per share - often just called "par" - is the fixed proportion of a company's capital associated with each share of stock. Even though ESCADA shares have no official par value (they are known as "no-par shares"), they still have a "notional" or theoretical par value of EUR 5.12 per share.

Performance
The changes in a stock's price over a given period.

Reporting date
The end of a fiscal year (at ESCADA, October 31).

Return on Invested Capital (ROIC)
The ROIC is the quotient between income from business operations and operating assets.

Scope of consolidation
The set of companies consolidated into a group's "consolidated" financial statements.

SDAX
An index of the Deutsche Börse that as of March 24, 2003, contains the next 50 largest companies (in conventional sectors) after the MDAX. To be included in the SDAX, a company must be part of the "Prime Standard" segment.

Shareholders' equity
An item on the liabilities and shareholders' equity side of the balance sheet. Unlike borrowings (borrowed capital), equity is the funds raised by a company's owners to finance the company, or profits retained by the company.

Stock option plan
A shareholder value-oriented model for remunerating management. It depends on the stock's performance and the company's ROIC.

Stock split
An increase in the number of shares of stock when the base capital remains the same. A split makes a stock more attractive by reducing the price per share to investors.

TecDAX
A new index of the Deutsche Börse that as of March 24, 2003, contains the 30 largest listed technology companies. To be included in the TecDAX, a company must be part of the "Prime Standard" segment.

Sales
The first income item in the income statement. Revenues from the selling, rental and leasing of typical products, merchandise and services in the course of ordinary business operations, less reductions and sales tax.

Write-ups
An increase in the book value of assets. This may be either the consequence of an increase in value even though the substance or nature of the asset has not changed, or a correction for excessive depreciation or amortization taken in prior accounting periods.

Published by:
ESCADA AG
Investor Relations
Margaretha-Ley-Ring 1
85609 Aschheim/Munich
www.escada.com

Concept and Design:
Anzinger | Wüschner | Rasp
Munich

Editing:
Viona Brandt
Frank Elsner Kommunikation für
Unternehmen GmbH, Westerkappeln
Richard Lohner

Credits:
a | r media, NY
Regina Recht

Printing:
Gerber GmbH Druck+Medien
Kirchheim/Munich

This Annual Report is also available in German.

The English language version is a translation
of the audited German Annual Report.